SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April 2011

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒    Form 40-F   ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐   No  ☒

Annual Report

2010

Portugal Telecom, SGPS, S.A.

Public Company - Avenida Fontes Pereira de Melo, 40 •1069-300 Lisboa - Share capital: Euro 26,895,375

Registered in the Conservatory of the Commercial Registry of Lisbon and Collective Person under no. 503 215 058

Annual Report

2010

Management Report

Introduction

The 2010 consolidated annual report of Portugal Telecom, SGPS, S.A. (“Company”) provides a detailed explanation of its consolidated activity and the evolution of its businesses during 2010 and, as such, we propose to the shareholders the analysis of that report in conjunction with this report.

The Company, as mentioned in Note 2 to the standalone financial statements, since 1 January of 2010 adopted the Normas Contabilísticas e de Relato Financeiro (“NCRF”), established by the Sistema de Normalização Contabilística (“SNC”), while the consolidated financial statements are prepared in accordance with International Financial Reporting Standards as adopted by the European Union (“IFRS”), which are applicable to the listed companies in the European Union. The reconciliation of the shareholders’ equity as at 31 December 2010 and net income for the year then ended, attributable to the Company’s shareholders, between the standalone (under NCRF) and the consolidated financial statements (under IFRS), is as follows (amounts in Euro million):

Reconciliation between NCRF and IFRS	(Euro million)

		Shareholders’
	Net income	equity
In accordance with NCRF	5,125	4,278
Foreign currency translation adjustments related to the application of the equity method of accounting (IAS 21)	577	—
Direct costs with business combinations (IFRS 3)	(25)	(26)
Goodwill and licences amortization (IAS 36 and 38)	(9)	152
Financial instruments (IAS 39)	4	—
Subsidies for investments (IAS 20)	—	(12)
In accordance with IFRS	5,672	4,392

Business overview

Apart from management of investments, Portugal Telecom SGPS, S.A. did not conduct any other activity.

Legal Information

•      There are no amounts due to the Portuguese State and the Portuguese Social Security System.

•      The Company and the members of it board of Directors and Audit committee did not enter into any material businesses or transactions, except for those mentioned in Note 45 of the 2010 Consolidated Annual Report.

Proposal for application of profits

Considering that:

A)   During the financial year ending on 31 December 2010, the net profit was in the amount of 5,124,694,888 Euros, of which 4,279,794,322 Euros are distributable profit for the fiscal year under the law, after coverage of accumulated losses;

B)    As at 3 November 2010, the Board of Directors resolved to submit to Portugal Telecom shareholders’ a new dividend distribution policy consistent with the Company’s financial profile following the disposal of its shareholding in Brasilcel N.V. and taking into account the proposed investment in Oi, the potencial transfer to the Portuguese State of all pension liabilities and pension fund and the commitment to a solid investment grade rating;

C)    According to the shareholder remuneration policy then outlined by the Board of Directors, a 1.65 Euro per share dividend that was deemed exceptional would be distributed to shareholders, of which 1.00 Euro per share was paid on 28 December 2010 (as an advance of 2010 profits), and the remaining 0.65 Euro per share should be paid in 2011 after approval by the General Meeting of Shareholders;

D)    Such policy further comprised the payment of an ordinary 0.65 Euro per share dividend for the fiscal years ending on 31 December 2010 and 2011, which represents a 13% increase as compared to the original commitment of 0.575 Euro per share for that same period (subject to approval by the competent General Meetings of Shareholders);

E)    The amount corresponding to the advance of 2010 profits resolved by the Board of Directors in December 2010 amounted to 896,515,500 Euros, and the sum actually distributed was fixed in 875,872,500 Euros, upon deduction of the amount corresponding to shares held through equity swaps.

The Board of Directors proposes:

1.     That 413,661,880 Euros of the net profit for the fiscal year be used to cover accumulated losses;

2.     That, considering the distributable profit for the financial year under the law, in addition to the advance of year profits made in December 2010, an overall amount of 1,165,466,250 Euros be paid to the shareholders, corresponding to 1.30 Euro per share in respect of the total number of issued shares, divided as follows:

a)     an amount of 582,733,125 Euros, corresponding to 65 Euro cents per share in respect of the total number of issued shares, for the balance of the dividend deemed exceptional as abovementioned and not yet paid; and

b)    an additional amount of 582,733,125 Euros, corresponding to an ordinary dividend of 65 Euro cents per share in respect of the total number of issued shares, which arises following the resolution of the Board of Directors dated 3 November 2010 towards submitting to approval by PT shareholders a new dividend distribution policy consistent with the Company’s financial profile;

The remaining net profit for the fiscal year be transferred to retained earnings;

3.     That, in this way and taking into account the amount corresponding to advance of year profits made in December 2010, the total sum to be paid as dividend in respect of the 2010 fiscal year be fixed in 2,061,981,750 Euros, corresponding to a dividend of 2.30 Euros per share;

4.     That, taking into account the proposal as set out in item [6] on the agenda, it will not be possible to accurately determine the number of own shares that will be in treasury on the date of the abovementioned payment without limiting the Company’s intervention ability, we propose that, in the distribution of the overall sum of 1,165,466,250 Euros as provided for in the foregoing paragraphs, calculated on the basis of an unit amount per issued share (in this case, 1.30 Euro per share), the following be observed:

a)     Each issued share be paid the unit amount of 1.30 Euros;

b)    The amount corresponding to the shares that, on the payment day of the abovementioned amount, belong to the Company itself (calculated on the said unit amount of 1.30 Euros per issued share) not be paid, but be transferred to retained earnings;

5.     That, considering the right to the abovementioned payment pertaining to the shares resulting from the exercise of the right to conversion of convertible bonds issued:

a)     Each share entitled to dividend resulting from the conversion of convertible bonds be paid the said unit amount of 1.30 Euros;

b)    The payment to each share resulting from the conversion of convertible bonds be made by using retained earnings.

2010 events and recent developments

The 2010 events and recent developments are described in the 2010 Consolidated Annual Report of Portugal Telecom.

Lisbon, 24 March 2011

Henrique Granadeiro, Chairman of the Board of Directors

Zeinal Bava, Chief Executive Officer

Luís Pacheco de Melo, Executive Director, Chief Financial Officer

Carlos Alves Duarte, Executive Director

Manuel Rosa da Silva, Executive Director

Shakhaf Wine, Executive Director

Francisco Manuel Marques Bandeira, Non-Executive Director

José Guilherme Xavier de Basto, Non-Executive Director

João Manuel de Mello Franco, Non-Executive Director

Joaquim Aníbal Brito Freixial de Goes, Non-Executive Director

Mário João de Matos Gomes, Non-Executive Director

Gerald Stephen McGowan, Non-Executive Director

Rafael Luís Mora Funes, Non-Executive Director

Maria Helena Nazaré, Non-Executive Director

Amílcar Carlos Ferreira de Morais Pires, Non-Executive Director

Francisco Teixeira Pereira Soares, Non-Executive Director

Jorge Humberto Correia Tomé, Non-Executive Director

Paulo José Lopes Varela, Non-Executive Director

Milton Almicar Silva Vargas, Non-Executive Director

Nuno Rocha dos Santos de Almeida e Vasconcellos, Non-Executive Director

Financial statements

INDEX

Balance sheet
Income statement
Statement of changes in shareholders’ equity
Statement of cash flows
Notes to the standalone financial statements
1.	Introduction
2.	Basis of presentation
3.	Main accounting policies, judgments and estimates
4.	Cash flows
5.	Errors, changes in accounting policies and estimates
6.	Tangible fixed assets
7.	Financial investments - equity method of accounting
8.	Related parties
9.	Other financial assets and financial liabilities
10.	Income taxes
11.	State and other public entities
12.	Other accounts receivable and accounts payable
13.	Deferrals
14.	Shareholders’ equity
15.	Provisions and contingent liabilities
16.	Loans obtained
17.	Suppliers
18.	Accrued expenses
19.	Equity in earnings/(losses) of affiliated companies
20.	Supplies and external services
21.	Wages and salaries
22.	Increases/(reductions) in fair value
23.	Other income and gains
24.	Other expenses and losses
25.	Depreciation and amortisation ((expenses)/reversals)
26.	Interest and related income/(expense)
27.	Earnings per share
28.	Guarantees and other financial commitments
29.	Events occurred after the balance sheet date

PORTUGAL TELECOM, SGPS, S.A.

BALANCE SHEET

31 DECEMBER 2010 AND 2009

Euro

	Notes	2010	2009
ASSETS
Non-current assets
Tangible fixed assets	6	1,491,857	1,521,371
Financial investments - equity method of accounting	7	10,027,794,939	9,819,693,453
Financial investments - other methods		1,553,402	1,593,306
Balances with Group companies	8	928,190,728	1,075,898,658
Other financial assets	9	643,242	4,001
Deferred tax assets	10	5,871,483	9,253,827
Total non-current assets		10,965,545,651	10,907,964,616
Current assets
Advances to suppliers		90,709	83,975
State and other public entities	11	5,667,463	44,416,090
Balances with Group companies	8	789,318,955	824,791,184
Other accounts receivable	12	35,111,329	46,968,530
Deferrals	13	2,127,133	2,141,450
Non-current assets held for sale	7	131,839,636	—
Cash and bank deposits	4	825,831,437	34,591,078
Total current assets		1,789,986,662	952,992,307
Total assets		12,755,532,313	11,860,956,923
SHAREHOLDERS’ EQUITY
Share capital	14	26,895,375	26,895,375
Treasury shares	14	(178,071,826)	(178,071,826)
Legal reserve	14	6,773,139	6,773,139
Other reserves	14	158,456,357	158,560,276
Adjustments to financial assets	14	428,480,272	(179,603,228)
Retained earnings	14	(413,661,880)	579,166,608
Advances on account of 2010 profits	14	(875,872,500)	—
Net income	14	5,124,694,888	644,363,246
Total shareholders’ equity		4,277,693,825	1,058,083,590
LIABILITIES
Non-current liabilities
Provisions	15	410,136	2,099,628
Loans obtained	16	2,940,777,587	3,198,539,899
Deferrals	13	4,860,716,873	6,828,441,183
Deferred tax liabilities	10	15,143,542	15,143,542
Other financial liabilities	9	3,805,052	4,204,920
Total non-current liabilities		7,820,853,190	10,048,429,172
Current liabilities
Provisions	15	31,636,115	20,126,911
Loans obtained	16	553,908,306	689,075,552
Deferrals		227,490	227,490
Balances with Group companies	8	18,165,319	1,809,471
Suppliers	17	1,455,763	2,277,768
Accrued expenses	18	50,117,899	40,116,763
State and other public entities	11	1,471,344	799,197
Other accounts payable		3,062	11,009
Total current liabilities		656,985,298	754,444,161
Total liabilities		8,477,838,488	10,802,873,333
Total liabilities and shareholders’ equity		12,755,532,313	11,860,956,923

The accompanying notes form an integral part of these financial statements.

Accountant	The Board of Directors

PORTUGAL TELECOM, SGPS, S.A.

INCOME STATEMENT

FOR THE YEARS ENDED 31 DECEMBER 2010 AND 2009

Euro

	Notes	2010	2009
Equity in earnings/(losses) of affiliated companies	19	5,271,597,728	778,863,633
Supplies and external services	20	(11,381,155)	(5,691,000)
Wages and salaries	21	(7,944,618)	(14,417,894)
Indirect taxes		(1,701,313)	(655,599)
Impairment of accounts receivable ((losses)/reversals)	12	(4,063,283)	—
Provisions ((increases)/reductions)	15	(6,208,060)	884,663
Increases/(reductions) in fair value	22	1,180,676	6,024,238
Other income and gains	23	3,484,646	3,956,248
Other expenses and losses	24	(33,990,721)	(15,407,473)
INCOME BEFORE DEPRECIATION AND AMORTISATION, FINANCING EXPENSES AND TAXES		5,210,973,900	753,556,816
Depreciaton and amortisation ((expenses)/reversals)	25	(271,044)	(345,227)
OPERATING INCOME (BEFORE FINANCING EXPENSES AND TAXES)		5,210,702,856	753,211,589
Interest and related income	26	99,979,131	74,146,474
Interest and related expenses	26	(214,030,095)	(188,469,926)
INCOME BEFORE TAXES		5,096,651,892	638,888,137
Income taxes	10	28,042,996	5,475,109
NET INCOME		5,124,694,888	644,363,246
Basic earnings per share	27	5.72	0.72
Diluted earnings per share	27	5.36	0.70

The accompanying notes form an integral part of these financial statements.

Accountant	The Board of Directors

PORTUGAL TELECOM, SGPS, S.A.

STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED 31 DECEMBER 2009 AND 2010

Euro

		Share capital	Treasury shares	Legal reserve	Other reserves	Adjustments to financial assets	Retained earnings	Advances on account of 2010 profits	Net income	Total shareholders’ equity
Balance as at 31 December 2008, according with POC (Note 2)		26,895,375	—	6,773,139	137,381,149	393,744,049	637,541,497	—		1,202,335,209
Adjustments to conform with NCRF as at 1 January 2009 (Note 2)		—	(178,071,826)	—	41,259,660	(1,421,364,478)	376,777,477	—		(1,181,399,167)
Balance as at 1 January 2009, according with NCRF (Note 2)	A	26,895,375	(178,071,826)	6,773,139	178,640,809	(1,027,620,429)	1,014,318,974	—	—	20,936,042
Changes in the period:
Foreign currency translation adjustments		—	—	—	—	693,283,529	—	—	—	693,283,529
Unpaid dividends		—	—	—	—	1,771,952	(1,771,952)	—	—	—
Corporate reestructuring		—	—	—	—	(55,667,513)	55,667,513	—	—	—
Other changes recognized in shareholders’ equity		—	—	—	(723,392)	208,629,233	(329,957)	—	—	207,575,884
	B	—	—	—	(723,392)	848,017,201	53,565,604	—	—	900,859,413
Net income	C								644,363,246	644,363,246
Comprehensive income	B+C									1,545,222,659
Operations with shareholders:
Application of earnings		—	—	—	(14,908,718)	—	(488,717,970)	—	—	(503,626,688)
Taxes on income of equity swaps		—	—	—	(4,448,423)	—	—	—	—	(4,448,423)
	D	—	—	—	(19,357,141)	—	(488,717,970)	—	—	(508,075,111)
Balance as at 31 December 2009	E=A+B+C+D	26,895,375	(178,071,826)	6,773,139	158,560,276	(179,603,228)	579,166,608	—	644,363,246	1,058,083,590
Changes in the period:
Foreign currency translation adjustments		—	—	—	—	316,556,078	—	—	—	316,556,078
Unpaid dividends		—	—	—	—	1,458,649	(1,458,649)	—	—	—
Disposal of Vivo		—	—	—	—	(572,602,757)	101,303,598	—	—	(471,299,159)
Transference from adjustments to shareholders’ equity of subsidiaries		—	—	—	—	1,222,181,595	(1,222,181,595)	—	—	—
Other changes recognized in shareholders’ equity		—	—	—	(103,919)	(359,510,065)	2,249	—	—	(359,611,735)
	F	—	—	—	(103,919)	608,083,500	(1,122,334,397)	—	—	(514,354,816)
Net income	G								5,124,694,888	5,124,694,888
Comprehensive income	F+G									4,610,340,072
Operations with shareholders:
Application of the previous year’s earnings		—	—	—	—	—	140,736,558	—	(644,363,246)	(503,626,688)
Advances on account of 2010 profits		—	—	—	—	—	—	(875,872,500)	—	(875,872,500)
Taxes on income of equity swaps		—	—	—	—	—	(11,230,649)	—	—	(11,230,649)
	H	—	—	—	—	—	129,505,909	(875,872,500)	(644,363,246)	(1,390,729,837)
Balance as at 31 December 2010	E+F+G+H	26,895,375	(178,071,826)	6,773,139	158,456,357	428,480,272	(413,661,880)	(875,872,500)	5,124,694,888	4,277,693,825

The accompanying notes form an integral part of these financial statements.

Accountant	The Board of Directors

PORTUGAL TELECOM, SGPS, S.A.

STATEMENT OF CASH FLOWS

FOR THE YEARS ENDED 31 DECEMBER 2010 AND 2009

Euro

	Notes	2010	2009
OPERATING ACTIVITIES
Collections from clients	4.(a)	—	10,767,183
Payments to suppliers		(21,547,750)	(18,225,675)
Payments to employees		(7,375,673)	(13,758,489)
		(28,923,423)	(21,216,981)
Cash receipts relating to income taxes	4.(b)	142,975,180	20,500,376
Other cash receipts		(18,607,219)	5,529,962
Cash flows from operating activities (1)		95,444,538	4,813,357
INVESTING ACTIVITIES
Cash receipts resulting from:
Tangible fixed assets		44,798	5,731
Financial investments	4.(c)	666,533,418	361,487,140
Loans granted	4.(d)	1,214,396,244	63,536,444
Interest and related income		74,111,637	89,466,730
Dividends	4.(e)	1,755,844,768	327,790,976
		3,710,930,865	842,287,021
Payments resulting from:
Tangible fixed assets		(64,947)	(56,372)
Financial investments	4.(f)	(60,918,963)	(29,897,696)
Loans granted	4.(d)	(968,966,389)	—
		(1,029,950,299)	(29,954,068)
Cash flows from investing activities (2)		2,680,980,566	812,332,953
FINANCING ACTIVITIES
Cash receipts resulting from:
Loans obtained	4.(g)	18,121,461,846	27,108,205,257
Payments resulting from:
Loans repaid	4.(g)	(18,522,531,136)	(27,502,115,710)
Interest and related expenses		(199,453,054)	(169,108,713)
Dividends	14.6	(1,379,499,188)	(503,626,688)
Other financing activities	4.(h)	(4,876,200)	(39,396,242)
		(20,106,359,578)	(28,214,247,353)
Cash flows from financing activities (3)		(1,984,897,732)	(1,106,042,096)
Change in cash and cash equivalents (4)=(1)+(2)+(3)		791,527,372	(288,895,786)
Effect of exchange differences		(287,013)	(1,242,209)
Cash and cash equivalents at the beginning of the period		34,591,078	324,729,073
Cash and cash equivalents at the end of the period	4.(i)	825,831,437	34,591,078

The accompanying notes form an integral part of these financial statements.

Accountant	The Board of Directors

PORTUGAL TELECOM, SGPS, S.A.

Notes to the Standalone Financial Statements

As at 31 December 2010

(Amounts in Euro)

1.             Introduction

Portugal Telecom, SGPS, S.A. (“Portugal Telecom” or “Company”) and its subsidiaries and associated companies (Note 8), which represent its corporate Group (“Portugal Telecom Group” or “Group”), operate primarily in the telecommunications sector, in Portugal and in foreign countries. The corporate purpose of the Company is the management of investments. In September 2010, Portugal Telecom Group, through PT Móveis, concluded the disposal of the 50% stake in Brasilcel (the joint venture that controls Vivo).

On 26 January 2011, Portugal Telecom signed the definitive purchase, subscription and shareholders agreements with Oi (mobile and fixed services operator in Brazil) and its controlling shareholders. With the signing of these agreements in connection with this strategic investment, Portugal Telecom will continue to benefit from scale and geographic diversification in high-growth markets (Note 29).

These financial statements, which are related to the Company on a standalone basis, were prepared in accordance with accounting principles generally accepted in Portugal (Note 2), and, as such, the financial investments were accounted for under the equity method, as explained in Note 3.4. The Company prepared and presented separately its consolidated financial statements, which include the financial statements of the companies controlled by Portugal Telecom. In these standalone financial statements, the shareholders’ equity as at 31 December 2010 and the net income for the year then ended include the effect of the consolidation of the shareholders’ equity and net income of the Portugal Telecom’s affiliated companies, based on their respective financial statements, but do not include the effect of the fully proportionally consolidation of their assets, liabilities, costs and revenues.

As a result of the privatization process between 1 June 1995 and 4 December 2000, Portugal Telecom’s share capital is held mainly by private shareholders.

The shares of Portugal Telecom are listed on the Euronext and on the NYSE - New York Stock Exchange.

2.             Basis of presentation

These financial statements were prepared based on Decree-law nº. 158/2009, doted 13 July, and in accordance with the conceptual structure, Normas contabilísticas e de Relato Financeiro (“NCRF”) and Interpretative Standards, as approved by Notices nº 15652/2009, 15655/2009 and 15653/2009, doted 27 August 2009, which make up the New Portuguese accounting system, named Sistema de Normalização Contabilística (“SNC”),

The Company adopted NCRF for the first time in 2010 and applied for this purpose the “NCRF 3 Adoption For The First Time Of NCRF” (“NCRF 3”), with the transition date being 1 January 2009 for the purposes of the presentation of these financial statements. Consequently, the balance sheet as at 31 December 2009, the income statement, the statement of changes in shareholders’ equity for the year then ended and the notes thereto present, were adjusted in accordance to NCRF for comparative purpose. Previously, the Company’s standalone financial statements were prepared in accordance with the former accounting system in Portugal (Plano Oficial de Contabilidade — “POC”) and other complementary legislation, which were replaced by SNC. The conversion adjustments made to the financial statements as at 1 January 2009 were computed retrospectively, as determined by NCRF 3, except for business combinations.

As permitted by Decree-Law nº. 158/2009, the Company also applies the International Financial Reporting Standards (“IAS/IFRS”) and related interpretations (“SIC/IFRIC”) issued by IASB, in order to fill in the gaps or omissions in SNC regarding specific situations of certain transactions.

The consolidated financial statements of Portugal Telecom were prepared, since 1 January 2005, in accordance with IFRS, as adopted by the European Union. Therefore, the shareholders’ equity as at 31 December 2010 and 2009 and the net income for the years then ended, which are included in the consolidated financial statements of Portugal Telecom, differ from the amounts presented in these standalone financial statements.

2.1.         Main differences between NCRF and POC

The transition from POC to NCRF resulted in the change of several accounting policies. The main changes occurred in Portugal Telecom’s affiliated companies, which are reflected in the Company’s standalone financial statements through the equity method of accounting, as well as the changes in Portugal Telecom itself are described below.

2.1.1.       Asset retirement obligations

In accordance with NCRF, the acquisition cost of tangible assets should include the net present value of liabilities related to the dismantling or removal of assets installed in properties of third parties, if those obligations can be reliably estimated and the cash outflow is likely to occur. This situation was applied to certain TMN’s (TMN — Comunicações Móveis Nacionais, S.A.) assets installed in properties of third parties. In accordance with POC, those liabilities were recognised when the cost was incurred.

2.1.2.       Sale and Lease Back transactions

PT Comunicações has entered into sale and lease back transactions over certain of its buildings in previous years. The gains obtained with these transactions, which under POC were recognized in earnings prior to the transition date to SNC in 1 January 2009, are still being recognized in earnings under SNC for the period of the related rental contracts.

2.1.3.       Post-retirement benefits

In accordance with the options permitted by NCRF regarding the accounting for post retirement benefits, PT Comunicações S.A. and PT Sistemas de Informação S.A. chose to recognize actuarial gains and losses directly in shareholders’ equity, instead of recognizing them over the average period of working life of active employees, the procedure that was applied under POC. The net actuarial losses recognized directly in shareholders’ equity as at 1 January 2009, net of the related tax effect, amounted to approximately Euro 1,441 million.

2.1.4.       Goodwill amortization

Under NCRF, goodwill recognized in the acquisition of financial investments is not amortized, and is subject to periodic impairment tests. In accordance with POC, goodwill was amortized through income, although it was also subject to periodic impairment tests. NCRF 3 establishes that this rule should be applied only after the transition date (1 January 2009) and, as such, the conversion adjustment consists only of the reversal of the amortization recognized in 2009.

Under POC, deferred capital gains resulting from the disposal of subsidiaries and associated companies within the Group were recognized in earnings on the same proportion that goodwill recorded by the acquirer was amortized. Under NCRF, the amounts recognized in earnings in 2009 were reversed and since goodwill is no longer amortized the deferred capital gain is no longer recognized up to the sale of the investment.

2.1.5.       Financial instruments

In accordance with NCRF, financial instruments held by the Company are measured at fair value, with the change in the fair value being recognized either in net income or shareholders’ equity, depending on the possibility of applying hedge accounting. Under POC, only changes in the fair value of financial instruments that were not clearly identified as hedges were recognized in earnings.

2.1.6.       Equity swaps on own shares

In accordance with NCRF, the equity swaps on own shares entered into by the Company comply with the requirements to be recognized as a liability related with the acquisition of treasury shares. Under POC, the Company only recorded a provision whenever the fair value of the equity swaps was negative.

2.1.7.       Exchangeable bonds

In accordance with NCRF, exchangeable bonds are initially recognized in two components: (1) the present value of the debt is recorded as a liability; and (2) the market value of the exchange option in recorded directly in shareholders’ equity. The liability is subsequently measured at amortized cost. Under POC, exchangeable bonds were recognized as a liability until the maturity date.

2.1.8.       Investment subsidies

In accordance with NCRF, non-refundable investment subsidies related to tangible fixed assets should be initially recognized in shareholders’ equity and, subsequently, recorded in earnings on the same proportion that related assets are depreciated. This situation was applied to certain investment subsidies obtained by PT Comunicações in previous years. Under POC, these investment subsidies were accounted for as deferred income and, subsequently, recorded in earnings on the same proportion that related assets were depreciated.

2.1.9.       Equity accounting

The equity method of accounting applied to affiliated companies was adjusted in line with the conversion adjustments made by these companies resulting from the transition from POC to NCRF, some of them describe above.

2.1.10.     Reclassifications

In accordance with NCRF and the models of financial statements included in SNC, some reclassifications were made to the previously reported financial statements under POC, such as:

•      Assets are now presented only on a net basis in the balance sheet, and therefore the information regarding the gross amounts and related accumulated depreciations and adjustments is presented in the notes to the financial statements;

•      Goodwill resulting from the acquisition of associated companies was included in the value of the related financial investment, while goodwill resulting from the acquisition of subsidiaries was classified under a specific caption for that purpose;

•      Provisions for financial investments with a negative shareholders’ equity were deducted to assets related to those investments, such as loans;

•      Gains and losses in affiliated companies were included under a specific caption included in the operating income;

•      Supplies and external services were split taking into account the nature of the related costs; and

•      Extraordinary results are not subject to the individual disclosure in the income statement prepared in accordance with NCRF and, as such, the extraordinary costs and gains previously reported under POC were included in several captions within operation income based on their nature.

2.2.         Impacts of the transition from POC to NCRF

The reconciliation between shareholders’ equity as at 1 January and 31 December 2009 prepared under POC and prepared under NCRF is as follows (amounts net of tax effect):

Euro

	1 Jan 2009	31 Dec 2009
Shareholders´ equity under POC	1,202,335,209	2,007,555,462
Goodwill amortisation	—	10,519,235
Financial instruments	(2,613,592)	(3,090,616)
Equity swaps over own shares	(178,071,826)	(178,071,826)
Exchangeable bonds	35,180,737	29,731,199
Equity on the adjustments of affiliated companies (i)	(1,035,894,486)	(747,416,544)
Deferred capital gains	—	(61,143,320)
Impact of the adjustments of conversion to NCRF	(1,181,399,167)	(949,471,872)
Shareholders´ equity under NCRF	20,936,042	1,058,083,590

(i)    As at 31 December 2009, adjustments made in affiliated companies, by applying the equity method of accounting, are mainly related to the following accounting policies explained above: (1) Post-retirement benefits (negative impact of Euro 804 million); sale and lease back transaction (negative impact of Euro 23 million); (3) Asset retirement obligations (negative impact of Euro 21 million); (4) goodwill amortization (positive impact of Euro 98 million); and investment subsidies (positive impact of Euro 15 million).

The reconciliation between net income for the year ended 31 December 2009 prepared under POC and prepared under NCRF is as follows (amounts net of tax effect):

Euro

Net income under POC	529,778,473
Goodwill amortisation	9,959,141
Financial instruments	245,568
Exchangeable bonds	(5,449,538)
Equity on the adjustments of affiliated companies (i)	169,729,392
Deferred capital gains	(59,899,790)
Impact of the adjustments of conversion to NCRF	114,584,773
Net income under NCRF	644,363,246

(i)    During 2009 adjustments made in affiliated companies, by applying the equity method of accounting, are mainly related to the following accounting policies explained above: (1) goodwill amortization (positive impact of Euro 99 million); (2) Post- retirement benefits (positive impact of Euro 60 million); (3) sale and lease back transaction (positive impact of Euro 6 million); e (4) asset retirement obligations (positive impact of Euro 3 million).

The reconciliation between balance sheets as at 1 January and 31 December 2009 prepared under POC and prepared under NCRF is as follows:

Euro

		NCFR
		adjustments and
BALANCE SHEET AS AT 1 JANUARY 2009	POC	reclassificarions	NCRF
ASSETS
Non-Current Assets
Tangible fixed assets	1,636,401	—	1,636,401
Intangible assets	18,747	—	18,747
Financial investments - equity method of accounting	10,170,438,307	(1,179,370,535)	8,991,067,772
Financial investments - other methods	1,356,188	—	1,356,188
Balances with Group companies	1,117,700,204	—	1,117,700,204
Deferred tax assets	17,833,899	3,401,648	21,235,547
Total non-current assets	11,308,983,746	(1,175,968,887)	10,133,014,859
Current Assets
Advances to suppliers	88,563	—	88,563
State and other public entities	130,101,326	—	130,101,326
Balances with Group companies	277,323,664	—	277,323,664
Other accounts receivable	55,566,684	—	55,566,684
Deferrals	2,660,189	—	2,660,189
Cash and bank deposits	324,729,073	—	324,729,073
Total current assets	790,469,499	—	790,469,499
Total assets	12,099,453,245	(1,175,968,887)	10,923,484,358
SHAREHOLDERS’ EQUITY
Share capital	26,895,375	—	26,895,375
Treasury shares	—	(178,071,826)	(178,071,826)
Legal reserve	6,773,139	—	6,773,139
Other reserves	137,381,149	41,259,660	178,640,809
Adjustments to financial assets	393,744,049	(1,421,364,478)	(1,027,620,429)
Retained earnings	637,541,497	376,777,477	1,014,318,974
Total shareholders’ equity	1,202,335,209	(1,181,399,167)	20,936,042
LIABILITIES
Non-Current Liabilities
Provisions	155,729,516	(143,476,050)	12,253,466
Loans obtained	2,718,596,515	(47,864,947)	2,670,731,568
Deferrals	6,296,508,506	—	6,296,508,506
Deferred tax liabilities	—	15,143,542	15,143,542
Other financial liabilities	—	3,555,909	3,555,909
Total non-current liabilities	9,170,834,537	(172,641,546)	8,998,192,991
Current Liabilities
Provisions	21,040,074	—	21,040,074
Loans obtained	796,679,775	178,071,826	974,751,601
Deferrals	1,205,586	—	1,205,586
Balances with Group companies	718,795,953	—	718,795,953
Suppliers	5,167,647	—	5,167,647
Accrued expenses	68,487,317	—	68,487,317
State and other public entities	114,774,595	—	114,774,595
Other accounts payable	132,552	—	132,552
Total current liabilities	1,726,283,499	178,071,826	1,904,355,325
Total liabilities	10,897,118,036	5,430,280	10,902,548,316
Total liabilities and shareholders’ equity	12,099,453,245	(1,175,968,887)	10,923,484,358

Euro

		NCFR
		adjustments and
BALANCE SHEET AS AT 31 DECEMBER 2009	POC	reclassificarions	NCRF
ASSETS
Non-Current Assets
Tangible fixed assets	1,521,371	—	1,521,371
Financial investments - equity method of accounting	10,630,651,037	(810,957,584)	9,819,693,453
Financial investments - other methods	1,593,306	—	1,593,306
Balances with Group companies	1,075,898,658	—	1,075,898,658
Other financial assets	4,001	—	4,001
Deferred tax assets	3,715,393	5,538,434	9,253,827
Total non-current assets	11,713,383,766	(805,419,150)	10,907,964,616
Current Assets
Advances to suppliers	83,975	—	83,975
State and other public entities	44,416,090	—	44,416,090
Balances with Group companies	824,791,184	—	824,791,184
Other accounts receivable	46,968,530	—	46,968,530
Deferrals	2,141,450	—	2,141,450
Cash and bank deposits	34,591,078	—	34,591,078
Total current assets	952,992,307	—	952,992,307
Total assets	12,666,376,073	(805,419,150)	11,860,956,923
SHAREHOLDERS’ EQUITY
Share capital	26,895,375	—	26,895,375
Treasury shares	—	(178,071,826)	(178,071,826)
Legal reserve	6,773,139	—	6,773,139
Other reserves	118,023,208	40,537,068	158,560,276
Adjustments to financial assets	1,122,778,402	(1,302,381,630)	(179,603,228)
Retained earnings	203,306,865	375,859,743	579,166,608
Net income	529,778,473	114,584,773	644,363,246
Total shareholders’ equity	2,007,555,462	(949,471,872)	1,058,083,590
LIABILITIES
Non-Current Liabilities
Provisions	76,159,903	(74,060,275)	2,099,628
Loans obtained	3,238,990,510	(40,450,611)	3,198,539,899
Deferrals	6,767,297,863	61,143,320	6,828,441,183
Deferred tax liabilities	—	15,143,542	15,143,542
Other financial liabilities	—	4,204,920	4,204,920
Total non-current liabilities	10,082,448,276	(34,019,104)	10,048,429,172
Current Liabilities
Provisions	20,126,911	—	20,126,911
Loans obtained	511,003,726	178,071,826	689,075,552
Deferrals	227,490	—	227,490
Balances with Group companies	1,809,471	—	1,809,471
Suppliers	2,277,768	—	2,277,768
Accrued expenses	40,116,763	—	40,116,763
State and other public entities	799,197	—	799,197
Other accounts payable	11,009	—	11,009
Total current liabilities	576,372,335	178,071,826	754,444,161
Total liabilities	10,658,820,611	144,052,722	10,802,873,333
Total liabilities and shareholders’ equity	12,666,376,073	(805,419,150)	11,860,956,923

The reconciliation between the income statement for the year ended 31 December 2009 prepared under POC and prepared under NCRF is as follows:

Euro

		NCFR
		adjustments and
INCOME STATEMENT 2009	POC	reclassificarions	NCRF
Equity in earnings/(losses) of affiliated companies	669,034,031	109,829,602	778,863,633
Supplies and external services	(5,691,000)	—	(5,691,000)
Wages and salaries	(14,417,894)	—	(14,417,894)
Indirect taxes	(655,599)	—	(655,599)
Impairment of non-depreciable investments ((losses)/reversals)	609,570	—	609,570
Provisions ((increases)/reductions)	884,663	—	884,663
Increases/(reductions) in fair value	5,690,133	334,105	6,024,238
Other incomes and gains	3,346,678	—	3,346,678
Other expenses and losses	(15,407,473)	—	(15,407,473)
INCOME BEFORE DEPRECIATION AND AMORTISATION, FINANCING EXPENSES AND TAXES	643,393,109	110,163,707	753,556,816
Depreciaton and amortisation ((expenses)/reversals)	(10,304,368)	9,959,141	(345,227)
OPERATING INCOME (BEFORE FINANCING EXPENSES AND TAXES)	633,088,741	120,122,848	753,211,589
Interest and related income	74,146,474	—	74,146,474
Interest and related expenses	(181,055,588)	(7,414,338)	(188,469,926)
INCOME BEFORE TAXES	526,179,627	112,708,510	638,888,137
Income taxes	3,598,846	1,876,263	5,475,109
NET INCOME	529,778,473	114,584,773	644,363,246

3.             Main accounting policies, judgments and estimates

These standalone financial statements were prepared assuming the continuity of operations. The main accounting policies used in the preparation of these standalone financial statements are described below and were applied consistently.

3.1.         Tangible fixed assets

Tangible fixed assets are stated at acquisition cost, which includes the amount paid to acquire the asset and any expenses directly attributable to bring the asset to the location and condition necessary to operate.

Tangible fixed assets are depreciated on a straight-line basis from the month they are available for use, during its expected use life. The depreciation rates reflect the useful life of each class of assets, as follows:

Asset class	Years of useful life
Buildings and other constructions	3-5
Transportation equipment	4
Administrative equipment	3-8
Other tangible fixed assets	4-8

The useful lifes and the depreciation method are regularly reviewed. The effect of any change to these estimates is recognized prospectively in the income statement.

The gains and losses resulting from any write-off or disposal are determined by the difference between the amount received and the carrying value of the asset, and are recognized in the income statement.

3.2.         Leases

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. The remaining lease contracts are considered operating leases. The classification of leases depends on the substance of the transaction and not on the form of the contract.

Assets acquired under finance leases and the corresponding liabilities are accounted at the beginning of the contract as the lower amount between the fair value of the assets and the present value of minimum lease payments. Rents include the reimbursement of the liability and interest expense, with interest being recognized in the income statement based on a periodic interest rate over the remaining liability.

Under operating leases, rents are recognized on a straight-line basis during the period of the lease.

3.3.         Business combinations and goodwill

Acquisitions of subsidiaries are accounted based on the purchase method. The purchase price includes, on the acquisition date, the following components: (a) the fair value of assets acquired; (b) the fair value of liabilities incurred; (c) the fair value of equity instruments issued by the Company in exchange for the control of the subsidiary; and (d) expenses directly attributable to the acquisition. When applicable, the purchase price includes the effect of contingent payments agreed under the transaction, with subsequent changes in those payments being recorded as an adjustment to goodwill.

Any excess of the acquisition cost over the fair value of net assets acquired and contingent liabilities of the acquired company at the date of acquisition is recorded as goodwill, in accordance with “NCRF 14 Business Combinations” (“NCRF 14”). If the acquisition cost is lower than the fair value of identifiable net assets, the difference is recorded as a gain in the net income. As provided for in NCRF 3, the Company will apply NCRF 14 only to acquisitions after 1 January 2009 and accordingly goodwill related to acquisitions prior to that date were maintained as initially computed under POC.

Goodwill resulting from the acquisition of subsidiaries is included in the balance sheet under the caption “Goodwill”, while goodwill resulting from the acquisition of associated companies is included under the caption “Financial investments - equity method of accounting”, together with the financial investments in those companies.

Goodwill is not amortized, but tested, on an annual basis or whenever there is evidence of a potencial loss of value, for impairment losses. For impairment test purposes, goodwill is allocated to cash generating units. Any impairment loss is recognised in the income statement of the period, and cannot be reversed in a subsequent period.

3.4.         Financial investments

Subsidiaries are those entities over which the Company has the power to govern the financial and operating policies of the entity, generally represented by the majority of the voting rights. Associated companies are entities over which the Company has significant influence but does not control, generally represented by stakes between 20% and 50% of voting rights.

Financial investments in subsidiaries and associated companies are recorded under the equity method of accounting. Under this method, financial investments are initially recorded at acquisition cost and subsequently adjusted for the changes, after the acquisition date, in the Company’s share in the net assets of those entities. Portugal Telecom’s earnings include its share in the earnings of its subsidiaries and associated companies.

Financial investments in foreign entities are translated to Euros using the exchange rates prevailing at the balance sheet date, while the Company’s share in the earnings of those entities is computed based on the average Exchange rates for the reported period. The effect of translation differences is recognised in shareholders’ equity under the caption “Adjustments in financial assets”. The exchange rates used in the translation of the main foreign entities (held directly or indirectly by Portugal Telecom) are as follows:

	2010		2009
Currency	Balance	Average	Balance	Average
American dollar	1.3362	1.3259	1.4406	1.3948
Brazilian Real	2.2177	2.3315	2.5113	2.7674

Financial investments are evaluated whenever there is evidence that it might be impaired, with impairment losses being recorded in the income statement.

Gains obtained in transactions with subsidiaries and associated companies are eliminated proportionally to the Company’s share in those entities, against a reduction in the financial investment.

Capital gains resulting from the disposal of subsidiaries and associated companies within the Group are deferred or reversed until the date these investments are disposed of to a third party. Whenever these gains are deferred, its recognition in earnings is recorded under the caption “Equity in earnings/(losses) of affiliated companies”, on the same proportion that goodwill recorded by the acquirer is recognized in earnings.

Additional capital contributions and loans granted to Group and associated companies are recorded at nominal value, reduced by adjustments for estimated losses if applicable.

3.5.         Accruals and deferrals

The Company records its revenue and expenses as they are generated or incurred, regardless of when they are received or paid.

3.6.         Income taxes

Income tax expense corresponds to the sum of current and deferred taxes. Deferred taxes are recognized in earnings except when they relate to items recorded directly in shareholders’ equity and accordingly are also recorded in shareholders’ equity.

The current income tax is computed based on the estimate of the collectible profit under the regime of corporate income tax (“IRC”).

From the year 2000, Portugal Telecom adopted the special taxation regime for Groups of companies, which applies to all companies in which it holds, directly or indirectly, at least 90% of the share capital and that, simultaneously, are located in Portugal and are subject to corporate income tax. Any gain generated as a result of the adoption of this regime is recorded in earnings under the caption “Equity in earnings/(losses) of affiliated companies” (Note 19). The companies which are not under this regime are subject to corporate income tax on a standalone basis, based on the respective taxable profits and tax rates.

The income tax recorded in the financial statements was assessed in accordance with the terms of “NCRF 25 Income Taxes”. In assessing the cost of income tax for the year, besides the current tax determined on the basis of profit before-tax adjusted in accordance with the tax legislation, it is also considered the effects resulting from temporary differences between the income before tax and the taxable earnings arising in that year or in the preceding ones.

Deferred taxes correspond to the temporary differences between assets and liabilities for accounting purposes and the related amounts for taxable purposes. Deferred tax assets and liabilities are computed and evaluated annually, using the taxation rates which are expected to be in force at the date of reversal of these temporary differences.

Deferred tax assets are recorded only when there is a reasonable expectation of sufficient future tax profits which allow for their use. As at the balance sheet date the Company conducts a reassessment of the temporary differences under deferred tax assets, in order to record deferred tax assets not recognized previously and/or reduce the amount of deferred tax assets which are recognized based on the current estimate of its recoverable amount.

3.7.         Accounts receivable

Accounts receivable are initially recognized at fair value, and subsequently measured at amortized cost, based on the effective tax method, deducted from impairment losses.

Impairment losses for doubtful accounts receivable are computed based on the evaluation of the estimated risks resulting from the non-collection of receivables. Impairment losses are recorded in the income statement.

3.8.         Non-current assets held for sale

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered primarily through a sale transaction rather than through continuing use. This condition is regarded as met, only when the subject transaction is highly probable and the asset or group of assets is available for immediate sale in its present condition. The sale should be completed within one year as from the date the asset was classified as held for sale.

Non-current assets classified as held for sale are measured at the lower of the assets’ previous carrying amount or the fair value less costs to sell.

3.9.         Provisions and contingent liabilities

The Company recognizes provisions when there is a present obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where any of the above mentioned criteria is not accomplished, the Company discloses the event as a contingent liability, unless the cash outflow is remote.

Provisions are recognized for an amount corresponding to the present value of the best estimate, at the reporting date, of the resources needed to settle the obligation. That estimate is determined considering the risks and uncertainties associated with the obligation. Provisions are reviewed at the end of each year and adjusted in order to reflect the best estimate as of that date.

3.10.       Loans obtained

Loans obtained are initially recognized at fair value, net of transaction costs incurred, and subsequently presented at amortized cost, based on the effective interest method.

Exchangeable bonds issued by Portugal Telecom are recognized as compound instruments, comprising the following two components: (i) the present value of the debt, estimated using the prevailing market interest rate for similar non-convertible debt and recorded under debt liabilities; and (ii) the fair value of the embedded option for the holder to convert the bond into equity, recorded directly in shareholders’ equity. As of the balance sheet date, the debt component is recognized at amortized cost and shareholders’ equity is recognized at the initial value.

Equity swap contracts on own shares that include an option exercisable by Portugal Telecom for physical settlement are recognised as a financial liability and a corresponding reduction of shareholders’ equity, and are accounted for as an acquisition of treasury shares on the inception date of the contract.

3.11.       Vacation pay and vacation subsidies

Vacation pay and vacation subsidies and related social charges are recorded as a cost for the period in which the employee acquires the right to receive them. Consequently, the amount of vacation pay and subsidies and related social charges due and unpaid at the balance sheet date were estimated and included under the caption “Accrued expenses”.

3.12.       Balance classification

Realizable assets and liabilities due over a period greater than one year from the balance sheet date are classified under non-current assets and non-current liabilities, respectively, at present value.

3.13.       Foreign currency transactions and balances

Transactions denominated in foreign currencies (different from domestic currency of the company) are translated to Euros at the exchange rates prevailing at the time the transactions are made. Assets and liabilities in foreign currency for which there is no agreement for fixing an exchange rate were translated to Euros using the exchange rates prevailing at the balance sheet date. Favourable or unfavourable exchange rate differences arising from the differences between exchange rates in force at the date of the respective transactions and those applying on the date of collection, payment or balance sheet date have been recorded as income and costs in the income statement.

Assets and liabilities as at 31 December 2010 and 2009 were translated into Euros using the following exchange rates to the Euro reported by the Portuguese Central Bank:

Currency	2010	2009
American dollar	1.3362	1.4406
Brazilian Real	2.2177	2.5113

3.14.       Financial assets and liabilities

Financial assets and liabilities are recognized in the balance sheet when the Company becomes part of the corresponding contractual terms, and are classified in the following categories: (a) at cost or amortized cost; and (b) at fair value, with the respective changes being recorded in the income statement.

(a) Financial assets and liabilities at cost or amortized cost

Assets and liabilities are classified at cost or amortized cost if they: (a) have a defined maturity; (b) have a fixed or determined income; and (c) don’t represent a derivative financial instrument or do not include a derivative financial instrument.

Assets and liabilities classified in this category are measured at amortized cost reduced by accumulated impairment losses (for financial assets) and correspond primarily to the following asset and liability captions included in the Company’s balance sheet:

•      Loans included under the caption “Financial investments - equity method of accounting”

•      Loans obtained

•      Balances with Group companies

•      Suppliers

•      Accrued expenses

•      Advances to suppliers

•      State and other public entities

•      Other accounts receivable and payable

•      Other financial assets and liabilities

•      Cash and bank deposits

Amortized cost is determined through the effective interest method. The effective interest rate is the one that discounts the estimated future payments and receipts during the term of the financial instrument to the carrying value of the financial asset or liability.

(b) Financial assets and liabilities at fair value

All the remaining financial assets and liabilities not included in the category “cost or amortized cost” are recognized at fair value. These financial assets and liabilities correspond primarily to interest and exchange rate derivative financial instruments.

The changes in the fair value of these derivatives are recognized through shareholders’ equity or profit and loss, depending on whether those derivatives meet or not the criteria for hedge accounting, respectively. These changes in fair value are recorded under the caption “Increases/(reductions) in fair value” (Note 22).

(c) Impairments on financial assets

Financial assets included under the caption “cost or amortized cost” are subject to impairment tests by the end of each year. Such assets are impaired when there is clear evidence that, as a result of one or more events occurred after its initial recognition, their future estimated cash flows will be affected.

For assets measured at amortized cost, the impairment loss corresponds to the difference between the carrying amount of the asset and the present value of the revised future estimated cash flows discounted using the initial effective interest rate. For financial assets measured at cost, the impairment loss corresponds to the difference between the carrying amount of the asset and the best estimated of the asset’s fair value.

Subsequently, if there is a reduction in the impairment loss as a result of an event occurred after the initial recognition of the loss, the impairment should be reversed through earnings. The reversal is recognized up to the limit of the amount that would be recorded (at amortized cost) if the loss had not been initially recognized.

Impairment losses and related reversals are recorded in earnings primarily under the caption “Impairment of accounts receivable ((losses)/reversals)”.

(d) Derecognition of financial assets and liabilities

The Company derecognizes financial assets when its contractual rights to obtain the asset’s cash flows expire, or when it transfers to another entity all the significant risks and rewards associated with the ownership of those assets.

The Company derecognizes financial liabilities only when the corresponding obligation is settled, cancelled or expired.

3.15.       Main accounting estimates and judgements

To prepare the standalone financial statements under NCRF, the Company’s management uses estimates and assumptions that have an effect in the application of accounting policies and in the amounts reported. Estimates and judgments are continually evaluated and are based on historical experience and on other factors including expectations of future events that are believed to be reasonable under the circumstances on which the estimate was based, or as a result of new information or more experience. The main accounting estimate reflected in the financial statements is related to the impairment tests performed on goodwill.

The Company tests annually whether goodwill has suffered any impairment. The recoverable amounts of cash-generating units were determined based on value-in-use calculations. The use of this method requires the estimate of future cash flows expected to arise from the continuing operation of the cash generating unit, the choice of a growth rate to extrapolate cash flow projections and the estimate of a suitable discount rate for each cash generating unit.

Estimates used are based on the best information available during the preparation of financial statements, although future events, neither controlled nor foreseeable by the Company, could occur and have an impact on those estimates. In accordance with “NCRF 4 Accounting Policies, Changes in Estimates and Errors” (“NCRF 4”), changes to these estimates that occur after the date of the financial statements are recognized in net income, using a prospective methodology.

3.16.       Events occurred after the balance sheet date

Events after the balance sheet date that provide additional information about conditions existing at the balance sheet date are reflected in the financial statements. Events after the balance sheet date that provide information about conditions that occur after the balance sheet date are not reflected in the financial statements, but are disclosed in the notes to the financial statements, if material.

4.             Cash flows

The caption “Cash and cash equivalents” of the cash flow statement includes cash on hand and bank deposits readily convertible to a known amount of cash.

The Company is exposed to a liquidity risk if its sources of funding, including cash balance, operating cash inflows, divestments, credit lines and cash flows obtained from financing operations, do not match with our financing needs, such as operating and financing outflows, investments, shareholder remuneration and debt repayments. Based on the cash flows generated by investing activities mainly from dividends received from affiliated companies and on the available cash plus undrawn committed standby facilities and underwritten commercial paper agreements, as detailed below, the Company believes that it is able to meet its obligations.

Considering the centralized cash management system implemented by the Company in 2006 for its domestic operations, under which the companies included in this system can finance its cash requirements through Portugal Telecom, the Company manages the liquidity risk of operations in Portugal. In order to reduce this risk, Portugal Telecom seeks to maintain a liquidity position and an average maturity of debt that allows the repayment of short-term debt and, simultaneously, the payment of all contractual obligations, as mentioned above. As at 31 December 2010, the amount of available cash, from operations in Portugal, plus the undrawn amount of underwritten commercial paper lines (cash immediately available upon a 2 or 3-day notice) and committed standby facilities amounted to Euro 6,298million, while average maturity of net debt was 4 years. Following the acquisition agreement of an economic stake of 22.38% in Oi, Portugal Telecom with have a maximum cash disbursement of R$ 8.3 billion (approximately Euro 3.75 million at the exchange rate prevailing as at 31 December 2010).

The capital structure of Portugal Telecom is managed in order to ensure that its businesses will be able to continue as a going concern and the maximizing of the return to shareholders. The capital structure of the Group includes loans obtained, cash and cash equivalents and equity attributable to equity holders of the parent, comprising issued capital, treasury shares, reserves and accumulated earnings. Portugal Telecom reviews periodically its capital structure considering the risks associated with each of the above mentioned classes of its capital structure.

The cash flow statement was prepared in accordance with “NCRF 2 Statement of Cash Flows”, with the following aspects being worth mentioning:

(a)           Cash receipts from customers

In 2009, this caption includes a cash receipt of Euro 6.8 million related to technical administration and management services rendered to Vivo S.A. in the first quarter of 2008, under the terms of the contract entered into with this company in previous years, which ended in August 2008 and was not renewed.

(b)           Cash receipts of income taxes

In 2010 and 2009, this caption has the following composition:

Euro

	2010	2009
Collections from subsdiaries within the special taxation regime for Groups of companies (a)	125,779,793	104,215,035
Receipts relating to the previous year income tax	65,805,262	11,041,023
Payments on account (Note 11)	(47,535,649)	(94,528,021)
Other	(1,074,226)	(227,661)
	142,975,180	20,500,376

(a)                                  In 2010, this caption includes collections from subsidiaries, for an amount of (1) Euro 115,729,188 (Note 8), related to payments on account of taxes to be paid in 2011, and (2) Euro 10,050,605 related to the fourth and last instalment of income taxes related to 2009 paid in May 2010.

(c)           Cash receipts resulting from financial investments

In 2010 and 2009, this caption has the following composition:

Euro

	2010	2009
Additional paid in capital contributions (Note 7):
PT Portugal	635,000,000	—
PT Participações	6,674,110	13,600,000
PT Compras	2,620,000	900,000
	644,294,110	14,500,000
Disposals of financial investments:
Brasilcel (Note 19)	150,000	—
PT Inovação (Note 13)	—	135,000,000
PT Pro (Note 13)	—	93,000,000
PT SI (Note 13)	—	55,000,000
UOL (Note 7)	—	1,054,140
PT Sales (Note 13)	—	33,000
	150,000	284,087,140
Repayment of loans granted in connection with the disposal of financial investments:
PT Inovação	—	22,600,000
PT Pro	—	14,000,000
	—	36,600,000
Share capital reductions (Note 7):
Africatel	22,089,308	15,300,000
PT Imobiliária	—	11,000,000
	22,089,308	26,300,000
	666,533,418	361,487,140

(d)           Cash receipts (payments) resulting from loans granted

In 2010 and 2009, cash receipts from loans granted, net of cash payments, amounted to Euro 245,429,855 and Euro 63,536,444, respectively and are as follows:

Euro

	2010	2009
Reimbursement of loans granted:
PT Comunicações (Note 8)	744,000,000	—
Sportinvest (Note 7)	1,700,000	—
INESC (Note 7)	85,965	93,780
	745,785,965	93,780
Loans granted in the period (Note 8):
PT Portugal	(572,200,000)	—
TMM	(12,116)	—
	(572,212,116)	—
Intercompany loans within centralized cash management:
TMN	321,371,860	—
PT Portugal	146,350,630	—
PT Comunicações	(337,114,865)	—
PT Inovação	(23,766,128)	2,384,633
PT Prime	(13,410,666)	—
PT Contact	(8,570,230)	—
PT Sales	(5,502,399)	—
PT Centro Corporativo	(4,697,824)	—
PT SI	(2,678,784)	2,085,702
PT Compras	(508,469)	3,469,992
PT Móveis	—	41,325,695
PT Ventures	—	7,619,111
PT II	—	4,073,675
PT Imobiliária	—	1,589,750
PT Pro	—	767,907
Other companies	382,881	126,199
	71,856,006	63,442,664
	245,429,855	63,536,444

(e)           Dividends received

In 2010 and 2009, this caption has the following composition:

Euro

	2010	2009
PT Portugal (Note 7)	1,751,350,311	302,142,046
PT Finance BV (Note 7)	2,254,047	12,505,641
PT Centro Corporativo (Note 7)	2,014,150	630,133
UOL (Note 7)	128,618	70,125
Vortal (Note 26)	97,642	—
PT Inovação (Note 7)	—	12,427,016
Taguspark (Note 26)	—	16,015
	1,755,844,768	327,790,976

(f)            Payments resulting from financial investments

In 2010 and 2009, this caption has the following composition:

Euro

	2010	2009
Share capital increases:
PT Brasil (Note 7)	60,854,909	23,912,696
PT Ásia	—	3,285,000
	60,854,909	27,197,696
Advances for a share capital increases at PT Ásia (Note 7)	60,000	—
Incorporation of Telecomunicações Móveis de Moçambique (TMM) (Note 7)	4,054	—
Additional paid in capital contributions granted to PT II (Note 7)	—	2,700,000
	60,918,963	29,897,696

(g)           Cash receipts (payments) related to loans obtained

In 2010 and 2009, cash payments from loans repaid, net of cash receipts from loans obtained, amounted to Euro 401,069,290 and Euro 393,910,453, respectively and are as follows:

Euro

	2010	2009
External loans obtained (repaid), net:
Shot-term commercial paper	(445,650,000)	306,982,480
Bank loans	89,948,449	(117,360,195)
	(355,701,551)	189,622,285
Intercompany loans within centralized cash management:
PT Móveis	(41,226,418)	—
PT Pro	(1,502,388)	—
PT Prime	(993,688)	(3,548,318)
PT Imobiliária	(947,788)	—
TMN	—	(316,665,116)
PT Portugal	—	(153,249,251)
PT Comunicações	—	(96,919,592)
PT Sales	—	(7,662,392)
PT Centro Corporativo	—	(2,841,353)
PT Contact	—	(1,522,816)
Other companies	(397,025)	(825,149)
	(45,067,307)	(583,233,987)
Leases and other loans obtained	(300,432)	(298,751)
	(401,069,290)	(393,910,453)

(h)           Payments related to other financing activities

In 2009, this caption included an amount of Euro 37.6 million related to the settlement of exchange rate derivatives entered into in previous years (Note 22).

(i)            Cash and cash equivalents

In 2010 and 2009, this caption has the following composition:

Euro

	2010	2009
Cash	2,000	2,000
Bank deposits immediately available	825,829,437	34,589,078
	825,831,437	34,591,078

5.             Changes in accounting policies and estimates and errors

As mentioned in Note 2, the Company adopted NCRF for the first time in 2010. Apart from this adoption, there were no other new or revised standards or interpretations that were adopted during the year, the Company did not voluntarily changed other accounting policies, and there were no changes in accounting estimates.

In 2010, the Company did not adjust its financial statements for any material errors from previous years.

6.             Tangible fixed assets

During the years ended 31 December 2010 and 2009, movements occurred in tangible fixed assets were as follows:

Euro

	2010
	Buildings			Other
	and other	Transportation	Administrative	tangible
	constructions	equipment	equipment	fixed assets	Total
Gross value
Opening balance	111,715	1,427,126	903,600	1,046,328	3,488,769
Acquisitions	—	312,396	—	—	312,396
Disposals	—	(494,920)	—	—	(494,920)
Transfers and write-offs	—	(225)	—	—	(225)
Closing balance	111,715	1,244,377	903,600	1,046,328	3,306,020
Accumulated depreciation
Opening balance	111,715	909,266	875,843	70,574	1,967,398
Depreciation (Note 25)	—	241,216	8,948	20,880	271,044
Disposals	—	(424,054)	—	—	(424,054)
Transfers and write-offs	—	(225)	—	—	(225)
Closing balance	111,715	726,203	884,791	91,454	1,814,163
Net value	—	518,174	18,809	954,874	1,491,857

Euro

	2009
	Buildings			Other
	and other	Transportation	Administrative	tangible
	constructions	equipment	equipment	fixed assets	Total
Gross value
Opening balance	111,715	1,270,880	892,942	1,046,328	3,321,865
Acquisitions	—	214,032	10,658	—	224,690
Disposals	—	(57,786)	—	—	(57,786)
Closing balance	111,715	1,427,126	903,600	1,046,328	3,488,769
Accumulated depreciation
Opening balance	77,580	712,596	845,593	49,695	1,685,464
Depreciation (Note 25)	34,135	241,216	30,250	20,879	326,480
Disposals	—	(44,546)	—	—	(44,546)
Closing balance	111,715	909,266	875,843	70,574	1,967,398
Net value	—	517,860	27,757	975,754	1,521,371

7.             Financial investments - equity method of accounting

During the years ended 31 December 2010 and 2009, the movements occurred in this caption were as follows:

Euro

	2010
		Additional paid
		in capital
	Investments in	contributions in	Investments in	Goodwill in	Loans in	Advances for
	subsidiary	subsidiary	associated	associated	associated	financial
	companies	companies	companies	companies	companies	investments	Total
Gross value
Opening balance	1,623,606,017	8,002,681,610	60,965,284	98,569,274	38,423,199	32,000	9,824,277,384
Increases	60,858,963	—	—	—	—	60,000	60,918,963
Reductions	(22,102,331)	(644,294,110)	—	—	(1,785,965)	—	(668,182,406)
Equity method	2,687,270,878	—	12,956,455	—	—	—	2,700,227,333
Dividends	(1,755,618,507)	—	(128,619)	—	—	—	(1,755,747,126)
Other	(9,819)	—	12,178	4,918,181	—	—	4,920,540
Non-current assets held for sale	—	—	(91,968,282)	(42,067,536)	—	—	(134,035,818)
Closing balance	2,594,005,201	7,358,387,500	(18,162,984)	61,419,919	36,637,234	92,000	10,032,378,870
Impairment losses
Opening balance	—	—	1,995,191	—	2,588,740	—	4,583,931
Increases	—	—	—	2,196,182	—	—	2,196,182
Non-current assets held for sale	—	—	—	(2,196,182)	—	—	(2,196,182)
Closing balance	—	—	1,995,191	—	2,588,740	—	4,583,931
Net value	2,594,005,201	7,358,387,500	(20,158,175)	61,419,919	34,048,494	92,000	10,027,794,939

Euro

	2009
					Additional paid
		Additional paid			in capital
		in capital			contributions
	Investments in	contributions in	Investments in	Goodwill in	and loans in	Advances for
	subsidiary	subsidiary	associated	associated	associated	financial
	companies	companies	companies	companies	companies	investments	Total
Gross value
Opening balance	576,973,678	8,250,552,094	37,627,481	90,474,041	38,516,979	2,117,000	8,996,261,273
Increases	23,912,696	2,700,000	—	—	—	—	26,612,696
Reductions	(236,665,885)	(246,308,872)	(715,689)	(377,006)	(93,780)	—	(484,161,232)
Equity method	1,583,377,116	—	24,123,617	—	—	—	1,607,500,733
Dividends	(327,941,954)	—	(70,125)	—	—	—	(328,012,079)
Other	3,950,366	(4,261,612)	—	8,472,239	—	(2,085,000)	6,075,993
Closing balance	1,623,606,017	8,002,681,610	60,965,284	98,569,274	38,423,199	32,000	9,824,277,384
Impairment losses
Opening balance	—	—	1,995,191	—	3,198,310	—	5,193,501
Other	—	—	—	—	(609,570)	—	(609,570)
Closing balance	—	—	1,995,191	—	2,588,740	—	4,583,931
Net value	1,623,606,017	8,002,681,610	58,970,093	98,569,274	35,834,459	32,000	9,819,693,453

In 2010 and 2009, increases in financial investments accounted for by the equity method, including goodwill and loans granted to associated companies, were as follows (Note 4):

Euro

	2010	2009
Share capital increases at PT Brasil	60,854,909	23,912,696
Advances for a share capital increase at PT Ásia	60,000	—
Incorporation of TMM	4,054	—
Additional paid in capital contributions granted to PT II	—	2,700,000
	60,918,963	26,612,696

In 2010 and 2009, reductions in financial investments accounted for by the equity method were as follows:

Euro

	2010	2009
Additional paid in capital contributions (Note 4):
PT Portugal	635,000,000	—
PT Participações	6,674,110	13,600,000
PT Compras	2,620,000	900,000
	644,294,110	14,500,000
Reimbursement of loans granted (Note 4):
Sportinveste	1,700,000	—
INESC	85,965	93,780
	1,785,965	93,780
Share capital reductions (Note 4):
Africatel	22,089,308	15,300,000
PT Imobiliária	—	11,000,000
	22,089,308	26,300,000
Intragroup disposals of financial investments (Note 13) (a):
Investments	—	210,365,886
Additional paid in capital contributions	—	231,808,870
	—	442,174,756
Disposal of UOL (b)	—	1,092,696
Disposal of Tradecom	13,023	—
	13,023	1,092,696
	668,182,406	484,161,232

(a)          These transactions are related to the disposals of the investments in PT Inovação, PT Pro, PT SI and PT Sales to PT Portugal and to the disposal of the investment in PT Ventures to Africatel, including the related paid-in capital contributions. In accordance with the accounting policy applied by the Company, the gains obtained with these disposals were deferred as detailed in Note 13.

(b)         This caption corresponds to the disposal of a 0.22% stake in Universo Online, S.A. (“UOL”), for an amount of Euro 1,054,140 (Note 4). Accordingly, the interest of Portugal Telecom decreased from 22.17% to 21.95%.

In 2010 and 2009, the movements occurred in investments in subsidiaries and associated companies resulting from the application of the equity method of accounting were recorded as follows:

Euro

	2010	2009
Gains in affiliated companies (Note 19)	3,219,380,548	714,075,312
Adjustments to financial assets (Note 14)	(519,153,215)	893,425,421
	2,700,227,333	1,607,500,733

The detail of dividends attributed by subsidiaries and associated companies in 2010 and 2009 is as follows:

Euro

	2010	2009
PT Portugal (a) (Note 4)	1,751,350,311	302,142,046
PT Finance BV (Note 4)	2,254,047	12,505,641
PT Centro Corporativo (Note 4)	2,014,150	630,133
UOL (Note 4)	128,618	70,125
PT Inovação (Note 4)	—	12,427,016
PT Prime Tradecom (b)	—	237,118
	1,755,747,126	328,012,079

(a)          In 2010, this caption includes dividends amounting to Euro 471,350,311 related to the year ended 31 December 2009 and on advance on account of 2010 profits amounting to Euro 1,280,000,000.

(b)         PT Prime Tradecom distributed a dividend in kind to its shareholders corresponding to the financial investment that it held in Vortal, which was classified under the caption “Financial investments - other methods”.

In 2009, other movements occurred in investments and additional paid-in capital contributions in subsidiary companies are mainly related to a share capital increase of Euro 3,950,366 in PT Prime Tradecom, through the conversion of additional paid-in capital contributions of Euro 4,261,612, following which Portugal Telecom’s interest in this company increased from 66.00% to 68.98%. In 2010, other movements in investments in subsidiaries and associated companies are related to the disposal of a 35.65% stake in PT Prime Tradecom, following which Portugal Telecom’s interest decreased to 33.33% and, accordingly, this entity became an associate instead of a subsidiary. In addition, other movements in 2009 include an amount of Euro 2,085,000 Euros corresponding to advances for financial investments granted in previous years to PT Ásia that were converted into share capital.

Non-current assets held for sale, amounting to a net value of Euro 131,839,636, are related to the total amount of the investment in UOL and were reclassified to an independent caption in current assets, following an offer received for the sale of this investment.

As at 31 December 2010 and 2009, the detail of goodwill recorded as a result of the acquisition of associated companies is as follows:

Euro

			Accumulated	2010	2009
		Gross	impairment	Carrying	Carrying
Entity	Acquisition year	value	losses	value	value
UOL	2005	—	—	—	37,149,356
Paginas Amarelas	2002	61,419,919	—	61,419,919	61,419,918
		61,419,919	—	61,419,919	98,569,274

Changes in goodwill occurred during the years ended 31 December 2010 and 2009 include: (1) the positive impact resulting from the translation adjustments in goodwill related to the investment in UOL, amounting to Euro 4,918,181 and Euro 8,472,239 in 2010 and 2009, respectively (Note 14), as it is denominated in Brazilian Reais; and (2) impairment losses recognized over the goodwill related to the investment in UOL, amounting Euro 2,196,182 (Note

19) which was computed based on its recoverable amount, and (3) the reclassification to non-current assets held for sale, amounting Euro 39,871,354 following an offer received in 2010 for the disposal of this investment, which was completed in January 2011 (Note 29).

8.                                      Related parties

8.1.                            Balances with Group companies

As at 31 December 2010 and 2009, the captions “Balances with Group companies” included in current and non-current assets and in current liabilities have the following composition:

Euro

	2010	2009
DEBIT BALANCES
Non-Current
Loans granted (a)	928,190,728	1,075,898,658
Total non-current	928,190,728	1,075,898,658
Current
Intercompany loans granted within centralized cash management (b)	709,733,815	781,587,885
Accounts receivable within tax consolidation (c)	42,194,843	21,839,741
Other	37,390,297	21,363,558
Total current	789,318,955	824,791,184
Total debit balances with Shareholders and Group companies	1,717,509,683	1,900,689,842
CREDIT BALANCES
Current
Accounts payable within tax consolidation (c)	2,940,076	—
Dividends attributed	756,268	689,764
Other	14,468,975	1,119,707
Total current	18,165,319	1,809,471

(a)          As at 31 December 2010 and 2009, non-current loans granted have the following composition:

Euro

	2010	2009
PT Portugal (Note 4)	572,200,000	—
Africatel (i)	353,750,426	329,670,330
PT Prime Tradecom	2,228,328	2,228,328
PT Comunicações (Note 4)	—	744,000,000
TMM (ii)	11,974	—
	928,190,728	1,075,898,658

(i)             In 2010, the original currency of the loan granted to Africatel was changed from Euro to U.S. Dólar. The increase in this caption, amounting Euro 24,080,096 (Note 26), was recorded in earnings and resulted from the translation adjustments occured in the period.

(ii)          During the year ended 31 December 2010, the company granted a loan to this subsidiary for an amount of Dóllar 16,000 equivalent Euro 12,116 (Note 4) on the transation date.

(b)         As at 31 December 2010 and 2009, the detail of loans granted under the centralized cash management system in order to meet short-term needs, is as follows:

Euro

	2010	2009
PT Comunicações	571,950,141	234,835,276
TMN	43,577,541	364,949,401
PT Inovação	24,495,250	729,122
PT Contact	22,410,232	13,840,002
PT Prime	13,410,666	—
PT Sales	13,166,254	7,663,855
PT Centro Corporativo	9,064,617	4,366,793
PT Portugal	7,577,894	153,928,524
PT SI	2,678,784	—
PT Compras	508,469	—
PT Participações	304,450	1,192,240
Other	589,517	82,672
	709,733,815	781,587,885

(c)          As at 31 December 2010, this caption includes mainly income taxes payable by the companies included in the tax consolidation regime, amounting to Euro 156,507,985 (Note 11), net of payments on account made by these companies, amounting to Euro 115,729,188 (Note 4).

8.2.    Financial investments in subsidiaries and associated companies

As mentioned in Note 1, Portugal Telecom is the parent company of the Group. Consequently, all companies included in the Group were considered as related parties.

As at 31 December 2010 and 2009, the detail of Portugal Telecom’s financial investments in its subsidiaries and associated companies is as follows (Notes 7, 15 and 19):

Euro

	2010					2009
				Provision for					Provision for
		Financial	Addicional	financial	Share on net		Financial	Addicional	financial	Share on net
Company name	% held	investments	paid-in capital	investments	income	% held	investments	paid-in capital	investments	income
SUBSIDIARIES:
PT Portugal	100%	1,691,887,990	7,299,000,000	—	3,072,275,871	100%	950,115,094	7,934,000,000	—	595,158,362
PT Prime Tradecom	—	—	—	—	—	68.98%	23,564	—	—	(103,227)
PT Brasil	99.99%	155,277,905	—	—	631,938	100%	77,756,456	—	—	6,705,623
PT Ásia (a)	100%	—	—	(55,295)	—	100%	—	—	(55,295)	598,133
Portugal Telecom Europa (a)	98.67%	169,373	—	—	—	98.67%	169,376	—	—	—
PT Participações	100%	50,115,307	—	—	20,831,157	100%	29,151,751	6,674,110	—	14,033,443
Africatel Holdings B.V (b)	75%	464,382,930	1,687,500	—	101,595,323	75%	350,724,853	1,687,500	—	54,934,850
PT Imobiliária	100%	12,602,254	—	—	(1,415,397)	100%	14,017,650	—	—	(1,369,249)
Previsão — Sociedade Gestora de Fundos de Pensões, S.A.	82.05%	2,641,507	—	—	(829,754)	82.05%	3,470,469	—	—	51,196
Portugal Telecom Internacional Finance B.V.	100%	265,935,713	—	—	15,205,381	100%	252,984,379	—	—	530,452
PT Compras	100%	(35,319,115)	35,500,000	—	(45,342)	100%	(35,273,772)	38,120,000	—	2,874,819
PT II	100%	(15,580,341)	22,200,000	—	6,123,755	100%	(21,636,984)	22,200,000	—	(2,327,551)
PT Centro Corporativo	100%	1,887,624	—	—	1,798,594	100%	2,103,181	—	—	2,037,485
Telecomunicações Móveis de Moçambique (a)	100%	4,054	—	—	—	—	—	—	—	—
		2,594,005,201	7,358,387,500	(55,295)	3,216,171,526		1,623,606,017	8,002,681,610	(55,295)	673,124,336
ASSOCIATED COMPANIES:
Páginas Amarelas	24.88%	5,378,105	—	—	846,336	24.88%	4,531,768	—	—	1,458,649
SGPICE (c)	22.22%	—	—	—	1,055,024	22.22%	—	—	(1,689,492)	168,058
UOL (d)	21.95%	—	—	—	10,431,091	21.95%	71,817,063	—	—	8,103,003
Sportinveste Multimédia,SGPS,SA (e)	50.00%	(25,560,330)	30,023,168	—	(8,181,581)	50.00%	(17,378,749)	30,023,168	—	(256,337)
INESC (f)	26.36%	1,995,192	—	—	—	26.36%	1,995,192	—	—
PT Prime Tradecom	33.33%	24,039	—	—	113,176	—	—	—	—
Multicert (a)		10	—	—	—		10	—	—
		(18,162,984)	30,023,168	—	4,264,046		60,965,284	30,023,168	(1,689,492)	9,473,373
		2,575,842,217	7,388,410,668	(55,295)	3,220,435,572		1,684,571,301	8,032,704,778	(1,744,787)	682,597,709

(a)	These companies had no activity.
(b)	The shareholders’ equity of this company includes additional paid-in capital contributions amounting to Euro 2,250,000, of which Euro 1,687,500 were granted by Portugal Telecom.
(c)	This company was disposed of in 2010.
(d)	As mentioned above in Note 7, the financial investment in UOL was transferred to the caption “Non-current assets held for sale”.
(e)

The shareholders’ equity of this company includes additional paid-in capital contributions amounting to Euro 46,165,181, of which Euro 30,023,168 were granted by Portugal Telecom. In 2010, Portugal Telecom recognized an impairment losses over this investment by Euro 7,977,234 which is not included in the net income of Sportinveste Multimédia SGPS, S.A..

(f)	This investment is fully adjusted for.

The main financial information regarding the above entities, except for those which have no activity or are fully adjusted for, is as follows:

Euro

				Service
				rendered and		Shareholders’s
Company name	Address	Assets	Liabilities	sales	Net income	equity
SUBSIDIARIES:
PT Portugal	Av. Fontes Pereira de Melo, nº 40 - Lisbon	11,564,076,966	2,573,188,976	—	3,072,275,871	8,990,887,990
PT Brasil	R.Sampaio Viana, 277-5º Paraíso - S.Paulo, Brazil	195,669,112	40,375,678	—	632,001	155,293,434
PT Participações	Av. Fontes Pereira de Melo, nº 40 - Lisbon	236,530,489	186,415,182	—	20,831,157	50,115,307
Africatel Holdings B.V	Naritaweg 165, Telestone 8, 1043 BWAmsterdam, Netherlands	1,013,928,290	393,063,549	429,192	135,460,430	620,864,741
PT Imobiliária	R.Tenente Espanca, nº 35- Lisbon	13,731,500	1,129,247	—	(1,415,397)	12,602,253
Previsão — Sociedade Gestora de Fundos de Pensões, S.A.	R. Entrecampos, nº 28 - Lisbon	4,850,517	1,631,091	1,990,814	(1,011,291)	3,219,426
Portugal Telecom Internacional Finance B.V.	Strawinkylaan 3105, 7º floor- Amsterdam, Netherlands	5,845,035,220	5,579,099,507	—	15,205,381	265,935,713
PT Compras	R. Entrecampos, nº 28 - Lisbon	2,990,495	2,809,610	—	(45,342)	180,885
PT II	Av. Fontes Pereira de Melo, nº 40 - Lisbon	13,173,092	6,553,433	12,348,326	6,123,755	6,619,659
PT Centro Corporativo	Av. Fontes Pereira de Melo, nº 40 - Lisbon	32,673,187	30,785,563	62,363,365	1,798,594	1,887,624
ASSOCIATED COMPANIES:
Páginas Amarelas	Av.Republica, 50, 6º - Lisbon	71,893,983	50,273,461	48,762,622	3,402,355	21,620,522
UOL	São Paulo - Brazil	575,136,817	156,143,886	248,604,332	47,522,625	418,992,931
Sportinveste Multimédia,SGPS,SA	Lg. Lagoa, nº15 A Linda-a-Velha	41,152,940	44,153,951	—	(408,694)	(3,001,011)
PT Prime Tradecom	Rua de Entrecampos nº 28, Lisbon	5,806,615	5,734,490	1,364,524	182,458	72,125

8.3. Balances and transactions with related parties

Besides the receivables and payables included under the captions “Balances with Group companies”, as detailed above, the Company has other receivables and payables with related parties included in other captions. The nature and detail of the main balances with related parties as at 31 December 2010 and 2009 are as follows:

Euro

	2010
		Shareholders			Shareholders		Accounts
	Loans granted	and Group	Other		and Group		payable and	Total
	to associated	companies (debt	accounts	Total accounts	companies		investment	accounts
	companies	balance) (a)	receivable (b)	receivable	(credit balance)	Loans obtained	suppliers (c)	payable
SUBSIDIARIES:
PT Comunicações	—	586,344,181	1,226,907	587,571,088	(9,558,279)	—	(14,145)	(9,572,424)
PT Portugal	—	579,777,894	4,044,032	583,821,926	—	—	—	—
Africatel	—	362,986,357	16,394,374	379,380,731	—	—	—	—
TMN	—	58,791,478	577,378	59,368,856	(1,363,200)	—	—	(1,363,200)
PT Prime	—	32,912,516	89,032	33,001,548	(598,800)	—	—	(598,800)
PT Inovação	—	24,495,250	56,596	24,551,846	(743,543)	—	—	(743,543)
PT Contact	—	23,829,845	41,517	23,871,362	(423,000)	—	—	(423,000)
PT Sales	—	13,385,329	15,597	13,400,926	(88,800)	—	—	(88,800)
PT Centro Corporativo	—	9,324,779	309,136	9,633,915	(86,400)	—	126,688	40,288
PT Brasil	—	8,771,440	27,610	8,799,050	(102,022)	—	(1,032,569)	(1,134,591)
PT Móveis	—	7,579,895	101,235	7,681,130	—	—	(18,643)	(18,643)
PT SI	—	2,878,716	7,041	2,885,757	(1,043,476)	—	—	(1,043,476)
PT II	—	2,207,929	28,122	2,236,051	(20,598)	—	(381)	(20,979)
PT Participações	—	304,450	205	304,655	(2,435,972)	—	(1,006)	(2,436,978)
Other companies	—	1,539,666	21,326	1,560,992	(776,961)	(137,101)	(8,640)	(922,702)
ASSOCIATED COMPANIES:
Sportinveste	3,595,500	—	21,978	3,617,478	—	—	—	—
INESC	3,018,566	—	—	3,018,566	—	—	—	—
Páginas Amarelas (Note 24)	—	—	—	—	—	—	(8,518,621)	(8,518,621)
Other companies	—	2,379,958	302,643	2,682,601	(168,000)	—	(46,304)	(214,304)
	6,614,066	1,717,509,683	23,264,729	1,747,388,478	(17,409,051)	(137,101)	(9,513,621)	(27,059,773)

(a)          As mentioned above, debt balances with shareholders and group companies and other accounts receivable are mainly related to loans granted, interest and accounts receivable from the tax consolidation regime.

(b)         This caption includes, primarily, financial expenses from subsidiaries, namely, interest expenses from loans granted.

(c)          This caption is mainly related to the contribution payable to Páginas Amarelas under the respective shareholders agreement, as mentioned in Note 18.

In 2010 and 2009, the nature and detail of the main transactions with related parties are as follows:

Euro

				Other
		Supplies and	Recorevy costs	operacional
	Net interest and	external	of wages and	income
	related Income	services	salaries	(expenses)
SUBSIDIARIES:
Africatel	65,754,134	—	—	1,982,717
PT Comunicações	7,193,140	(6,398)	253,124	—
PT Portugal	4,564,976	—	—	—
TMN	2,540,874	—	—	—
PT Centro Corporativo	104,376	(2,304,508)	1,825,942	—
PT Prime	291,238	—	—	—
PT Sales	119,899	—	—	—
PT Contact	111,103	—	89,887	—
Other companies	163,339	—	369,581	114,257
ASSOCIATED COMPANIES:
Paginas Amarelas (Note 24)	—	—	—	(8,518,621)
Fundação PT	—	—	96,223	1,369,500
Sportinveste	93,676	—	(4,354)	—
Other companies	140,276	—	—	(220)
	81,077,031	(2,310,906)	2,630,403	(5,052,367)

Some of the major shareholders of Portugal Telecom are financial institutions and, in the ordinary course of business, Portugal Telecom entered into various transactions with those entities. In addition, Visabeira (a service provider of Portugal Telecom’s wireline business) and Controlinveste (a media content provider) are also major shareholders of Portugal Telecom. Transactions occurred during 2010 and balances as at 31 December 2010 between Group companies and its major shareholders are as follows (including VAT):

Euro

		Supplies and
	Sales and services	services provided
	rendered by	to Portugal	Net interest	Accounts	Accounts
Company	Portugal Telecom	Telecom	received (paid)	receivable	payable
Caixa Geral de Depósitos	31,323,477	21,892,271	15,878,413	5,560,157	716,720
BES	18,143,635	37,051,991	34,363,830	2,204,019	(3,709)
Visabeira	7,777,657	96,461,263	—	1,421,253	521,112
Controlinveste	4,327,074	51,138,427	—	617,172	5,166,059
Ongoing	750,846	2,606,519	—	324,296	519,518
Barclays	443,627	3,656	(3,275,886)	176,830	—
Deutsche Bank	105,235	52,312	(107,027)	10,019	—
	62,871,551	209,206,440	46,859,330	10,313,746	6,919,700

The terms and contractual conditions in agreements entered into by Portugal Telecom and shareholders are similar to those applicable to other independent entities in similar transactions; under these agreements, the financial institutions listed above rendered financial consultancy and insurance services to the Group.

8.4.         Other information

Fixed remunerations of the Company’s executive and non-executive board members in 2010 and 2009 were as follows:

Euro

	2010	2009
Executive board members	2,946,800	3,280,064
Non-executive board members	1,357,598	1,454,888
Audit Committee	581,714	589,708
	4,886,112	5,324,660

The Executive Committee increased in March 2009 from 4 members to 7 members and reduced to 5 members in March 2010.

Under the terms of the remuneration policy established by the Remunerations Committee, executive board members are entitled to receive (i) annual variable remuneration (“AVR”) related to the performance achieved in the year and payable in the following year, except for the amount in excess of 50% of the total variable remuneration attributed in the year, which payment is deferred for a period of 3 years, and (ii) variable remuneration related with the medium term performance (“VRMT”) which payment is deferred for a period of 3 years. On an annual basis, Portugal Telecom recognizes an accrual for the above mentioned variable remunerations. In 2010, the annual variable remuneration of 2009 paid to the seven executive board members amounted to Euro 3,524,285, and in 2009, the annual variable remuneration of 2008 paid to the four executive board members amounted to Euro 2,247,571. In 2010, there were no payments related to the VRMT and, in 2009, following the term of office 2006/2008 and considering the performance achieved during the period, executive board members and the Chairman, who served as an executive board member during 2006 and 2007, received in total Euro 3,799,101 of VRMT.

In 2010, Portugal Telecom paid a total of Euro 1,797,544 to two executive board members that resigned their offices in March 2010, which is related to an indemnity and a compensation for a non-competition agreement paid to one of the board members.

In addition to the above mentioned remunerations, executive board members are also entitled to fringe benefits that are primarily utilized in their daily functions, in accordance with a policy defined for the Group. As at 31 December 2010, there were no board members entitled to post retirement benefits under the plans of PT Comunicações.

As at 31 December 2010, there was not in place any share based payment program or termination benefit.

For additional information regarding the remunerations of board members and key employees, please read the Corporate Governance Report included in the Consolidated Annual Report 2010.

9.             Other financial assets and liabilities

These captions include the fair value of derivative financial instruments entered into by the Company and have the following composition:

Euro

	2010	2009
OTHER FINANCIAL ASSETS
Non-Current
Currency swap with exchange and interest rate components	639,422	—
Other	3,820	4,001
Total non-current	643,242	4,001
OTHER FINANCIAL LIABILITIES
Non-Current
Interest rate swaps:
Cash flow hedges	2,134,355	1,992,969
Held for trading	1,262,004	2,211,951
Currency swap with exchange and interest rate components	408,693	—
Total non-current	3,805,052	4,204,920

As at 31 December 2010, the Company had entered into several derivative financial instruments, primarily with the purpose of minimize the risk of exposure to exchange and interest rate fluctuations. Derivative financial instruments are signed after a careful analysis of associated risks and rewards to this type of operation, taking into consideration information obtained from different institutions. These transactions are subject to a preliminary approval by the Company’s Executive Committee. The positions held by the Company, as well as the relevant financial markets, are regularly monitored. The fair value of these derivatives is determined on a regular basis in order to assess the fair value of these instruments and the related financial implications.

Interest rate risk

As at 31 December 2010, the portfolio of interest rate derivatives consisted of interest rate swaps denominated in Euros, which were entered into with the purpose of eliminating the risk of changes in the interest rates of loans obtained.

As detailed in the table above, these instruments are classified in the following categories:

•         Cash flow hedges

Changes in fair value of cash flow hedges are recorded directly in shareholders’ equity under the caption “Other reserves”, which amounted to Euro 141,386 in 2010 and Euro 983,917 in 2009 (Note 14). As at 31 December 2010 and 2009, the nominal value of these instruments amounted to Euro 205.8 million and 202.2 million, respectively, with an average maturity of 2.0 and 2.7 years, respectively;

•         Held for trading

Changes in fair value of swaps held for trading are recorded in earnings under the caption “Increases/(reductions) in fair value”, which amounted to Euro 949,947 in 2010 and Euro

334,106 in 2009 (Note 22). ). As at 31 December 2010 and 2009, the nominal value of these instruments amounted to Euro 24.4 million and 34.4 million, respectively, with an average maturity of 1.2 and 1.7 years, respectively;

Interest rate and foreign currency exchange risk

As at 31 December 2010, Portugal Telecom had a currency swap with exchange and interest rate components, entered into with the purpose of eliminating the exposure to the change in the Euro/US Dollar exchange rate, resulting from a loan denominated in U.S. Dollars contracted in previous years. As at that date, the nominal value of this instrument amounted to 11 million American Dollars, with an average maturity of 1.0 years. The fair value of this instrument is included under the same caption as the related loan obtained, while the change in its fair value is recognized on a net basis together with the interest and the foreign currency exchange rate fluctuation of the related loan.

In addition, in 2010 Portugal Telecom and PT Finance entered into two currency swaps contracts with exchange and interest rate components, in order to eliminate the exposure of PT Finance to the risk of exchange rate fluctuations in loans denominated in American Dollars. Considering that the purpose of these derivatives is to hedge risk in PT Finance, they were classified by the Company as held for trading and their fair value was recognized under the captions of other financial assets and liabilities, as detailed in the table above. Changes in fair value of this instrument were recognized in earnings under the caption “Increases/(reductions) in fair value”, amounting to Euro 230,729 in 2010 (Note 22).

10.                               Income taxes

10.1.                     Introduction

As from 1 January 2010, following a change in tax legislation, the Company is subject to Corporate Income Tax at a rate of 25%, which is increased up to a maximum of 1.5% of collectible profit through a municipal tax and by another 2.5% of taxable profit in excess of Euro 2 million, leading to a maximum aggregate tax rate of approximately 29.0%.  In 2009, the Company was subject to an aggregate tax rate of approximately 26.5%.

Portugal Telecom’s taxable profit did not exceed Euro 2 million in 2010, and accordingly the Company maintained the aggregate tax rate of 26.5% to compute its current income tax estimate. In addition, based on its expectations regarding collectible profit in future years, the Company did not change the tax rate used to recognize deferred taxes.

Income taxes are computed based on the tax rate mentioned above and are determined on the basis of profit before-tax adjusted in accordance with tax legislation.

In the year ended 31 December 2010, the Company’s taxable profit was estimated in accordance with the special taxation regime for groups of companies (“tax consolidation”), including the following companies: PT Comunicações, S.A.; TMN — Telecomunicações Móveis Nacionais, S.A.; PT Prime — Soluções Empresariais de Telecomunicações e Sistemas, S.A.; PT Contact — Telemarketing e Serviços de Informação, S.A.; PT Imobiliária, S.A.; PT Inovação, S.A.; PT Móveis, SGPS, S.A.; PT Pro - Serviços Administrativos e de Gestão Partilhados, S.A.; PT-Sistemas de Informação, S.A.; PT Compras - Serviços de Consultoria e Negociação, S.A.; PT Participações SGPS, S.A.; PT Investimentos Internacionais — Consultoria Internacional, S.A.; PT Prestações — Mandatária de Aquisições e Gestão de Bens, S.A.; PT Portugal, SGPS, S.A.; PT Sales, S.A.; PT Centro Corporativo, S.A.; Infonet Portugal — Serviços de Valor Acrescentado, Lda and Openidea, Tecnologias de Telecomunicações e Sistemas de Informação, S.A.

In accordance with the prevailing legislation, taxation returns are subject to review and correction by the tax authorities during a period of four years (five years for Social Security), except where there have been tax losses, fiscal benefits have been granted, or there are inspections, claims or challenges under way; in such cases, these periods may be extended or suspended, depending on the circumstances. Based upon the information supplied by its tax advisory services, the Board of Directors considers that any corrections to the tax returns that might result from reviews carried out by the tax authorities will not have a significant effect on the financial statements as at 31 December 2010, considering the provisions recorded and the current expectations of settlement the tax contingencies described in Note 15.

10.2.       Deferred taxes

In assessing income taxes expenses for the year, besides the current tax determined on the basis of profit before-tax adjusted in accordance with tax legislation, it is also considered the effects of temporary differences between the income before tax and the taxable earnings arising in that year or in previous years.

Movements occurred in deferred tax assets during the years ended 31 December 2010 and 2009 were as follows:

Euro

	2010
	Financial	Other temporary
	instruments	differences	Total
Opening balance	5,538,435	3,715,392	9,253,827
Increases (reductions)
Net income	(1,136,565)	(2,283,246)	(3,419,811)
Shareholders’ equity (Note 14.4)	37,467	—	37,467
Closing balance	4,439,337	1,432,146	5,871,483

Euro

	2009
	Financial	Other temporary
	instruments	differences	Total
Opening balance	17,991,947	3,243,600	21,235,547
Increases (reductions)
Net income	(12,714,037)	471,792	(12,242,245)
Shareholders’ equity (Note 14.4)	260,525	—	260,525
Closing balance	5,538,435	3,715,392	9,253,827

Changes in deferred tax assets recorded in shareholders’ equity under the caption “Other reserves” (Note 14.4) orrespond to the tax effect associated with the change in the fair value of interest rate derivatives classified as cash flow hedges.

In 2009, the reduction in deferred tax assets related to financial instruments resulted mainly from the settlement of exchange rate swaps, which as at 31 December 2008 had a negative fair value of Euro 43.3 million (Note 22).

Deferred tax liabilities amounting to Euro 15,143,542 Euros correspond to the tax effect associated with the equity component of the exchangeable bonds issued by Portugal Telecom in 2007 (Note 14).

10.3.       Tax rate reconciliation

In 2010 and 2009, the reconciliation between the expected tax computed by applying the nominal tax rate to income before taxes and the total income tax is as follows:

Euro

	2010	2009
Income before taxes	5,096,651,892	638,888,137
Nominal tax rate	26.5%	26.5%
Expected tax	1,350,612,751	169,305,356
Permanent differences (a)	(1,381,342,137)	(196,796,539)
Income tax-current from previous years	(2,288,180)	17,216,274
Reversal of deferred taxes from previous years	3,243,600	2,923,184
Effect of the change in municipal tax (b)	1,374,091	1,938,730
Other	356,879	(62,114)
	(28,042,996)	(5,475,109)
Income tax
Income tax-current (c)	(31,462,807)	(17,717,354)
Deferred tax	3,419,811	12,242,245
	(28,042,996)	(5,475,109)

(a) Permanent differences are as follows:

Euro

	2010	2009
Equity method of accounting (Note 19)	(3,220,435,572)	(714,841,503)
Recognition of deferred capital gains (Note 19)	(1,968,377,000)	(7,159,451)
Gain related to the tax consolidation regime (Note 19)	(84,844,358)	(42,384,378)
Financial costs non deductible for tax purposes	40,393,426	36,476,578
Provisions and adjustments not deductible for tax purposes	10,278,625	(982,663)
Non-deductible expenses	5,360,000	—
Non deductible losses on investments in associated companies (Note 19)	2,196,182	—
Gains on disposal of investments	(136,979)	(13,607,375)
Other	2,953,839	(129,657)
	(5,212,611,837)	(742,628,449)
Nominal tax rate	26.50%	26.50%
	(1,381,342,137)	(196,796,539)

(b)         In accordance with tax legislation in force, municipal tax is only applicable if taxable profit is computed, and, as such, when tax losses occur, the tax rate applicable is only 25%.

(c)          This caption includes: (1) the income tax-current amounting Euro 29,174,626 in 2010 and Euro 34,933,627 in 2009 (Note 11); and (2) the surplus of prior year accrued income tax amounting Euro 2,288,180 in 2010 and insufficient provision for income taxes of the previous year amounting Euro 17,216,274 in 2009.

11.          State and other public entities

As at 31 December 2010 and 2009, the balances with these entities were as follows:

Euro

	2010		2009
		Credit		Credit
	Debit balances	balances	Debit balances	balances
Corporate income taxes	5,035,070	1,307,801	43,244,013	584,203
Personnel income taxes	—	155,940	—	191,704
Value added tax	632,393	—	1,101,623	—
Social security taxes	—	4,876	—	21,802
Other taxes	—	2,727	70,454	1,488
	5,667,463	1,471,344	44,416,090	799,197

As at 31 December 2010 and 2009, the net balance of corporate income tax has the following composition:

Euro

	2010	2009
Corporate income taxes	48,843,450	54,171,945
Withholding taxes	(5,035,070)	(2,887,937)
Payments on account (Note 4)	(47,535,649)	(94,528,021)
Other	—	584,203
Income taxes receivable, net	(3,727,269)	(42,659,810)

The reconciliation between the current income taxes payable as at 31 December 2010 and 2009 and the current income taxes reflected in the income statement for the years than ended is as follows:

Euro

	2010	2009
Current income taxes from subsidiaries (Note 8)	156,507,985	128,821,727
Current income taxes from Portugal Telecom (Note 10)	(29,174,626)	(34,933,627)
Current income taxes recognised in shareholders’ equity	6,354,449	2,668,223
Gain related to the tax consolidation (Note 19)	(84,844,358)	(42,384,378)
	48,843,450	54,171,945

12.                               Other accounts receivable

As at 31 December 2010 and 2009, the detail of this caption is as follows:

Euro

	2010	2009
OTHER ACCOUNTS RECEIVABLE
Current
Unbilled financial charges	24,631,565	21,706,464
Unbilled revenues (a)	10,166,620	10,666,620
Other accounts receivable (b)	4,413,676	14,632,695
	39,211,861	47,005,779
Accumulated impairment losses	(4,100,532)	(37,249)
Total other accounts receivable	35,111,329	46,968,530

(a)          This caption includes unbilled management fees for services rendered to Vivo between April and August 2008, under the management fee contract entered into with this entity in previous years, which terminated in August 2008.

(b)         This caption includes a receivable amounting to Euro 4,063,283 recognized in previous years, which was adjusted in 2010, as detailed in the table below.

During the years ended 31 December 2010 and 2009, the movements in accumulated impairment losses related to accounts receivable were as follows:

Euro

	2010	2009
Opening balance	37,249	37,249
Increases	4,063,283	—
Closing balance	4,100,532	37,249

13.          Deferrals

As at 31 December 2010 and 2009, the detail of this caption is as follows:

Euro

	2010	2009
PREPAID EXPENSES
Current
Interest and other financial expenses	1,840,028	1,889,071
Other	287,105	252,379
Total current prepaid expenses	2,127,133	2,141,450
DEFERRED INCOME
Non-Current
Capital gains in intra-Group transactions	4,859,760,864	6,828,137,864
Other	956,009	303,319
Total non-current deferred income	4,860,716,873	6,828,441,183

The detail and movement of deferred capital gains recorded as a result of the disposal of financial investments to other Group companies are as follows:

Euro

	Balance 1 Jan 2009	Capital gain in the period	Recognition in the period (Note 19)	Balance 31 Dec 2009	Recognition in the period (Note 19)	Balance 31 Dec 2010
TMN	3,915,631,253	—	—	3,915,631,253	(1,968,377,000)	1,947,254,253
PT Comunicações	1,710,289,198	—	—	1,710,289,198	—	1,710,289,198
PT.Com	441,189,492	—	—	441,189,492	—	441,189,492
PT Ventures	—	306,943,829	—	306,943,829	—	306,943,829
PT Prime	211,651,419	—	—	211,651,419	—	211,651,419
PT Inovação	—	120,592,746	—	120,592,746	—	120,592,746
PT Pro	—	67,321,604	—	67,321,604	—	67,321,604
PT SI	—	44,458,071	—	44,458,071	—	44,458,071
PT Wi-Fi	17,519,654	—	(7,462,770)	10,056,884	—	10,056,884
PT Sales	—	3,368	—	3,368	—	3,368
	6,296,281,016	539,319,618	(7,462,770)	6,828,137,864	(1,968,377,000)	4,859,760,864

Capital gains recorded as a result of the disposal of financial investments to other Group companies are recognized in earnings on the same proportion that goodwill is amortized or recognized in net income by the acquirers. Both the recognition of capital gains and the effect of the recognition of goodwill through the equity method of accounting are included under the caption “Equity in earnings (losses) of affiliated companies” (Note 19). During the year 2010, the Company recognized part of the capital gain related to the disposal of TMN amounting to Euro 1,968,377,000, on the same proportion that goodwill was recognized in PT Portugal following the disposal of Vivo completed in September 2010. The capital gain recorded as a result of the disposal of PT Wi-Fi was partially recognized in earnings in 2009 amounting to Euro 7,462,770, following an impairment loss recognized by TMN of the goodwill recorded as a result of the acquisition of this PT Wi-Fi.

In addition, during the year ended 31 December 2009, the Company obtained capital gains resulting from the intra-Group transaction totalling Euro 552,967,248 and recognized deferred capital gains of Euro 539,319,618, which were determined as follows:

Euro

	PT Inovação	PT Pro	PT SI	PT Ventures (a)	PT Sales	Total
Financial investments (Note 7)	9,413,265	(61,907,516)	(5,487,040)	268,317,545	29,632	210,365,886
Additional paid in capital contributions (Note 7)	4,993,989	87,585,912	16,028,969	123,200,000	—	231,808,870
Total carrying value	14,407,254	25,678,396	10,541,929	391,517,545	29,632	442,174,756
Capital gain in the disposal of the investments	120,592,746	67,321,604	44,458,071	320,591,459	3,368	552,967,248
Sale price (Note 4) (b)	135,000,000	93,000,000	55,000,000	712,109,004	33,000	995,142,004

(a)          Regarding the capital gain obtained with the disposal of PT Ventures amounting to Euro 320,591,459, an amount of Euro 13,647,630 was recognized in earnings under the caption “Equity in earnings (losses) of affiliated companies” (Note 19).

(b)         The sale prices of these transactions includes the disposal of the investment and the right to the repayment of additional paid-in capital contributions at nominal value. Except for the disposal of PT Ventures, which sale price had been advanced by Africatel in previous years, the remaining sales price were paid during the year ended 31 December 2009.

14.                               Shareholders’ equity

14.1.                     Share capital

As at 31 December 2010, the Company’s share capital was fully paid and amounted to Euro 26,895,375, and was represented by 896,512,000 ordinary shares and 500 Class A shares, with a nominal value of 3 cents of Euro each.

The following matters may not be approved at a General Shareholders’ Meeting against the majority of the votes corresponding to Class A Shares:

•                  Authorization for the acquisition of Ordinary Shares representing more than 10% of the share capital by shareholders that directly or indirectly carry out a business competing with that of the companies in a control relationship with Portugal Telecom;

•                  Amendments to the by-laws and share capital increases, as well as the limitation or suppression of pre-emptive rights and the determination of parameters for share capital increases as may be resolved upon by the Board of Directors;

•                  Issuance of bonds or other securities, determination of the value of issuance of such securities to be resolved by the Board of Directors and limitation or suppression of pre-emptive rights in the issuance of bonds convertible into shares, as well as determination of parameters for the issuance of such bonds as may be resolved upon by the Board of Directors;

•                  Resolutions on the application of the fiscal year results, in the event of a dividend in a percentage in excess of 40% of the distributable profits;

•                  Election of the Board of the General Meeting of Shareholders, as well as of the Chairman of the Audit Committee and the Company’s Statutory Auditor (“Revisor Oficial de Contas”);

•                  Approval of the general goals and fundamental principles of the Company’s policies;

•                  Definition of the general principles concerning the policy for shareholdings in companies, as well as, in cases where those principles require prior authorization by the General Meeting of Shareholders, the approval of resolutions on such acquisitions and sales;

•                     Moving the Company’s registered office.

In addition, the election of one third of the total number of Directors, including the Chairman of the Board of Directors, requires the votes issued by the State, in its capacity as holder of the Class A shares.

The Company’s Bylaws further determine that, among the members of the Executive Committee designated by the Board of Directors, at least one or two designated directors, according to the Executive Committee being composed of five or seven members, must be elected in accordance with the election rule that grants special rights to the State as holder of the class A shares.

14.2.       Treasury shares

As at 31 December 2010 and 2009, this caption corresponds to equity swaps entered into by Portugal Telecom over 20,640,000 treasury shares, which were recognized as an effective acquisition of treasury shares, thus implying the recognition of a corresponding financial liability for the respective acquisition cost in the amount of Euro 178,071,826 (Note 16).

14.3.       Legal reserve

Portuguese law provides that at least 5% of each annual profits must be appropriated to a legal reserve until this reserve equals the minimum requirement of 20% of share capital. This reserve is not available for distribution to shareholders but may be capitalized or used to absorb losses, once all other reserves and retained earnings have been exhausted.

As at 31 December 2010, the legal reserve was already fully incorporated in accordance with Portuguese law, and amounted to Euro 6,773,139.

14.4.       Other reserves

As at 31 December 2010 and 2009, the detail of this caption is as follows:

Euro

	2010	2009
Free reserves	105,209,244	105,209,244
Conversion option of exchangeable bonds (a)	42,001,900	42,001,900
Reserves for treasury shares cancelled (b)	6,970,320	6,970,320
Reserve for concession	5,843,644	5,843,644
Interest rate swaps(c)	(1,568,751)	(1,464,832)
	158,456,357	158,560,276

(a)          This caption corresponds to the fair value of the conversion option included in the exchangeable bonds issued by the Company (Note 16), amounting to Euro 57,145,442, net of the related tax effect amounting to Euro 15,143,542 (Note 10).

(b)         The reserve for treasury shares is related to the recognition of a non-distributable reserve equivalent to the nominal value of the shares cancelled or to the acquisition cost of treasury shares held by Portugal Telecom. This reserve has the same legal regime as the legal reserve. As at 31 December 2010, this reserve was related to shares cancelled on 20 December 2007, 24 March 2008 and 10 December 2008.

(c)          This caption includes the effect of changes in fair value of interest rate swaps entered into by the Company that are classified as cash flow hedges, net of the related tax effect. During the years ended 31 December 2010 and 2009, changes in fair value of these financial instruments amounted to Euro 141,386 and Euro 983,917 (Note 9), respectively, and the related tax effect amounted to Euro 37,467 and Euro 260,525 (Note 10), respectively.

14.5.       Adjustments to financial assets

During the years ended 31 December 2010 and 2009, the movements in this caption were as follows:

Euro

	Unpaid dividends	Currency translation adjustments	Other changes in shareholders’ equity	Total
Balance as at 1 January 2009	26,586,699	(470,309,268)	(583,897,860)	(1,027,620,429)
Equity method (a)	—	684,440,279	208,629,236	893,069,515
Dididends not received from subsidiaries and associated companies	1,771,952	—	—	1,771,952
Corporate reestructuring (b)	(22,751,192)	204,528	(33,120,849)	(55,667,513)
Foreign currency translation adjustments of goodwill (Note 7)	—	8,472,239	—	8,472,239
Other movements	—	371,011	(3)	371,008
Balance as at 31 December 2009	5,607,459	223,178,789	(408,389,476)	(179,603,228)
Equity method (a)	—	(159,661,261)	(359,510,176)	(519,171,437)
Disposal of Vivo (c)	—	—	(101,303,599)	(101,303,599)
Transfer to retained earnings (d)	—	—	1,222,181,595	1,222,181,595
Dididends not received from subsidiaries and associated companies	1,458,649	—	—	1,458,649
Foreign currency translation adjustments of goodwill (Note 7)	—	4,918,181	—	4,918,181
Other movements	—	—	111	111
Balance as at 31 December 2010	7,066,108	68,435,709	352,978,455	428,480,272

(a)          Movements related to the equity method of accounting were recorded under the following captions:

Euro

	2010	2009
Financial investments (Note 7)	(519,153,215)	893,425,421
Provision for negative financial investments (Note 15)	(18,222)	(355,906)
	(519,171,437)	893,069,515

Foreign currency translation adjustments recorded in connection with the application of the equity method of accounting include (1) positive translation adjustments amounting to Euro 311,637,898 in 2010 and Euro 684,440,279 in 2009, resulting from the appreciation of the Real against the Euro, and (2) a negative amount of Euro 471,299,159 recorded in 2010 corresponding to the positive accumulated foreign currency translation adjustments related to the investment in Brasilcel that were recycled to profit and loss, following the disposal of the 50% stake previously held by PT Móveis in this company, as mentioned in Note 1. Other changes in shareholders’ equity resulting from the application of the equity method of accounting are primarily related to actuarial gains and losses recognized by PT Comunicações in connection with its post retirement benefit obligations, as referred to in Note 2, and other changes in shareholders’ equity of other affiliated companies.

(b)         This caption includes unpaid dividends and other changes in shareholders’ equity from PT Inovação, PT SI, PT Pro and PT Ventures, amounting to Euro 55,667,513, which were transferred to retained earnings as a result of the disposal of these financial investments in 2009.

(c)          Following the disposal of the investment in Brasilcel, other changes in shareholders’ equity related to this investment amounting to Euro 101,303,599 were recycled to retained earnings.

(d)         This caption includes the recycling of reserves and adjustments to retained earnings made by affiliated companies, such as: (1) Euro 1,345,930,203 related with actuarial losses net of the tax effect transferred to retained earnings by PT Comunicações following the transfer of pension plan and funds to the Portuguese State, and (2) Euro 123,748,608 related with the recognition of the revaluation reserve of PT Comunicações.

14.6.       Application of earnings

As approved by the General Shareholders Meeting held on 27 March 2009, the net income for the year 2008 in accordance with POC, amounting to Euro 488,717,970, was fully distributed to the shareholders. This amount was increased by free reserves amounting to Euro 14,908,718, totalling dividends of Euro 503,626,688 paid to shareholders, equivalent to a dividend of Euro 57.5 cents per share.

As approved by the General Shareholders Meeting held on 16 April 2010, from the net income of 2009 determined in accordance with POC, amounting to Euro 529,778,473, a total amount of Euro 503,626,688  was distributed to shareholders in May 2010, equivalent to a dividend of Euro 57.5 cents per share, and the remaining amount was transferred to retained earnings.

In December 2010, as approved by the Board of Directors of Portugal Telecom on 16 December 2010, the Company distributed to its shareholders on advance on account of 2010 profit totalling Euro 875,872,500, equivalent to a dividend of 1 Euro per share.

15.                               Provisions and contingent liabilities

15.1.                     Movements occurred in provisions

During the years ended 31 December 2010 and 2009, the movements in provisions were as follows:

Euro

	2010
	Taxes	Litigation	Provision for negative financial investments	Other provisions	Total
Opening balance	20,024,630	102,281	1,744,787	354,841	22,226,539
Increases	7,162,229	—	18,222	—	7,180,451
Reductions	(946,888)	(7,281)	(1,707,714)	—	(2,661,883)
Other	5,301,144	—	—	—	5,301,144
Closing balance	31,541,115	95,000	55,295	354,841	32,046,251
Non current provisions	31,541,115	95,000	—	—	31,636,115
Current provisions	—	—	55,295	354,841	410,136

Euro

	2009
	Taxes	Litigation	Provision for negative financial investments	Other provisions	Total
Opening balance	21,035,793	4,281	11,898,625	354,841	33,293,540
Increases	3,529,575	98,000	1,273,999	—	4,901,574
Reductions	(4,512,238)	—	(11,427,837)	—	(15,940,075)
Other	(28,500)	—	—	—	(28,500)
Closing balance	20,024,630	102,281	1,744,787	354,841	22,226,539
Non current provisions	20,024,630	102,281	—	—	20,126,911
Current provisions	—	—	1,744,787	354,841	2,099,628

Movements in provisions for taxes are related to payments made in connection with tax contingencies from previous years and to the assessment made by the Company regarding tax contingencies resulting from inspections in progress.

Provisions for negative financial investments are related to losses in subsidiaries and associated companies that have negative shareholders’ equity (Note 8), and are computed based on the Company’s share in the shareholders’ equity of those entities. Movements in these provisions during the years ended 31 December 2010 and 2009 were as follows:

Euro

	2010	2009
Equity method
Losses (gains) in affiliated companies (Note 19)	(1,055,024)	(766,191)
Adjustments to financial assets (Note 14)	18,222	355,906
Other
Disposals	(652,690)	—
Share capital increase (a)	—	(10,661,642)
Acquisitions		918,089
	(1,689,492)	(10,153,838)

(a)          This caption corresponds to a share capital increase at PT Ásia which was subscribe through the conversion of advances for financial investments, loans granted and cash.

15.2.       Proceedings with probable losses

Provisions for taxes are related to several tax contingencies regarding Corporate Income Tax, Value Added Tax and Social Security Tax, among other taxes and fees. Provisions for legal actions are related to actions against the Company, based on the opinion of the internal and external legal counsel.

As at 31 December 2010 and 2009,  there were several legal actions and tax contingencies which losses, in accordance with “NCRF 21 Provisions, Contingent Liabilities and Contingent Assets” (“NCRF 21”) and based on the opinion of the Company’s internal and external legal counsel, were considered as probable, since the Company considered probable the likely outflow of resources to settle the obligation. The nature of these claims is as follows:

Euro

	2010	2009
Legal actions
Labor contingencies	—	4,281
Other contingencies	95,000	98,000
	95,000	102,281
Tax contingencies	31,541,115	20,024,630
	31,636,115	20,126,911

15.3.       Proceedings with possible and remote losses

As at 31 December 2010, the Company, in accordance with NCRF 21 and based on the opinion of the its internal and external legal counsel, classified as proceedings with possible losses several tax contingencies amounting to Euro 150 thousands, which are primarily related to Corporate Income Tax. Additionally, in 2010, the Company classified as proceedings with remote losses several tax contingencies amounting to Euro 72 million.

As at 31 December 2010, there were some tax contingencies against certain domestic subsidiaries of the Group which are primarily related to the deductibility of certain financial costs incurred between 2004 and 2009 (Euro 168 million) and the deductibility of a capital loss occurred in 2006 following the liquidation of a subsidiary (Euro 63 million). The Company already received tax assessments regarding these matters for all the years mentioned above and presented bank guarantees to tax authorities totalling Euro 235 million (Note 28) related to the years 2004 and 2007. As at 31 December 2010, Portugal Telecom strongly disagrees with these assessments and considers, based on the opinion of its tax advisers, that there are solid arguments to oppose the position of the tax authorities.

16.          Loans obtained

Loans obtained as at 31 December 2010 and 2009 have the following composition:

Euro

	2010		2009
	Non-current	Current	Non-current	Current
Exchangeable bonds	717,376,975	—	709,549,390	—
Centralized cash management	—	137,101	—	45,204,657
Bank loans
External loans	454,077,941	113,515,035	367,592,977	110,051,550
Other loans
External loans	1,769,100,000	173,950,000	2,121,200,000	355,500,000
Domestic loans	—	88,000,000	—	—
Liability related to equity swaps on treasury shares (Note 14)	—	178,071,826	—	178,071,826
Leases	222,671	234,344	197,532	247,519
	2,940,777,587	553,908,306	3,198,539,899	689,075,552

16.1.       Exchangeable bonds

In 2008, the Company issued 15,000 convertible bonds with a nominal value of Euro 50,000 each, through a private subscription that was fully subscribed by its subsidiary PT Finance.

The issuance was held to support the issuance by PT Finance in July 2007 of an exchangeable convertible bonds into fully paid ordinary shares of Portugal Telecom, carried out 07, denominated “Euro 750,000,000.00, 4.125 per cent. Exchangeable Bonds due 2014 exchangeable for new and/or existing ordinary shares of Portugal Telecom, SGPS, S.A.” (“Exchangeable Bonds”), in order to enable PT Finance to satisfy conversion requests that eventually may be made by the owners of Exchangeable Bonds. The conditions for the issuance of these convertible bonds replicate the terms of the Exchangeable Bonds.

Exchangeable bonds represent a compound instrument and accordingly the market value of the equity component (conversion option into shares) was recognized directly in shareholders’ equity as of the date the bonds were issued and amounted to Euro 57,145,442 (Note 14.4), while the financial liability component is recorded by the amortized cost.

16.2.       Bank loans

As at 31 December 2010 and 2009, bank loans were obtained from the European Investment Bank (“EIB”) and the Kreditantsalt Für Wiederaufbau (KFW), and are denominated in Euros (directly or indirectly through currency swaps). During the year ended 31 December 2010, the Company obtained two loans from EIB of Euro 100 million which will be used to finance the investment in Portugal Telecom’s next generation network, with maturities between 2014 and 2021.

As at 31 December 2010 and 2009, the Company has presented the following guarantees to third parties, in connection with these loans:

Euro

	2010	2009
Bank garantees in favour of the European Bank	332,857,143	154,285,714
Garantee from the Portuguese State in favour of KFW	377,845	1,836,049

As at 31 December 2010 and 2009, the Company’s bank loans bear interest at annual interest rates that vary between:

Euro

	2010	2009
Maximum interest rate	5.00%	5.00%
Minimum interest rate	1.34%	1.02%

Additionally, the Company is borrower, jointly with PT Comunicações and PT Finance, in six Revolving Credit Facilities totalling Euro 1,015,000,000, with maturities between 2010 and 2013. As at 31 December 2010, the Company had not used any amount under these contracts.

16.3.       Other external loans

As at 25 June 1999, the Company issued a commercial paper program, subscribed by PT Finance, up to the amount of Euro 1,000,000,000. Following the changes made up to date, the maximum amount of the program was increased to Euro 2,500,000,000 as at 31 December 2010. As of this date, the Company issued, under this program, a total amount of Euro 989,200,000, which is primarily related to: (i) the issuance by PT Finance, on 16 June 2005, of Euro Medium Term Notes (“EMTNs”) in the total amount of Euro 500,000,000, with a maturity of 20 years and an annual interest rate of 4.5%; and (ii) the EMTNs issued on 30 April 2009 with an available amount of Euro 1,000,000,000, maturity of 4 years and an annual interest rate of 6%.

As at 1 June 2000, the Company issued another commercial paper program, subscribed by PT Finance, up to Euro 1,350,000,000. Following the changes made, the maximum amount of the program as at 31 December 2010 amounted to Euro 3,000,000,000. As at 31 December 2010, the Company issued under this program a total amount of Euro 953,850,000, related mainly to the EMTNs issued by PT Finance on 2 November 2009 amounting to Euro 750,000,000, with a maturity of 10 years and an annual interest rate of 5%.

16.4.       Other domestic loans

As at 31 December 2010, the Company maintained short-term commercial paper programs, totalling Euro 550,000,000, of which an amount of Euro 450,000,000 is underwritten. As at 31 December 2010, the Company used an amount of Euro 88,000,000 in connection with these programs, while as at 31 December 2009 had not used any amount.

16.5.       Finance leases

Obligations under finance lease contracts resulted primarily from the lease of transportation equipment, under which there are generally purchase options in the term of these contracts. As at 31 December 2010 and 2009, assets under finance lease contracts recognized in the Company’s balance sheet had a carrying value of Euro 518,174 and Euro 517,860, respectively, and correspond to the caption “Transportation equipment” in the tangible fixed assets.

As at 31 December 2010 and 2009, the maturity of minimum lease payments under finance lease contracts was as follows:

Euro

	2010			2009
	Capital	Interest	Total	Capital	Interest	Total
Until 1 year	234,344	10,780	245,124	247,519	14,025	261,544
Between 1 and 2 years	145,802	3,888	149,690	143,686	5,489	149,175
Between 2 and 3 years	68,133	858	68,991	53,846	783	54,629
Between 3 and 4 years	8,736	118	8,854	—	—	—
	457,015	15,644	472,659	445,051	20,297	465,348

16.6.       Non-current debt

As at 31 December 2010 and 2009, medium and long-term debt matured on the following years:

Euro

	2010	2009
Between 1 and 2 years	92,591,707	113,658,721
Between 2 and 3 years	599,257,314	709,849,751
Between 3 and 4 years	778,457,140	112,989,181
Between 4 and 5 years	25,357,143	758,120,818
More than 5 years	1,445,114,283	1,503,921,428
	2,940,777,587	3,198,539,899

16.7.       Other information

As at 31 December 2010, the Company and its subsidiaries had several covenants related to its indebtedness, as follows:

•                  Change in control

The exchangeable bonds, the credit facilities amounting to Euro 1,015 million, the loans obtained from EIB totalling Euro 565 million as at 31 December 2010 and the loan obtained in 2010 amounting to Euro 50 million grant the lenders the right to demand the repayment of all amounts due in the case of any change in the control of Portugal Telecom. According to the terms and conditions of these debt instruments, a change of control would occur if any person or group of persons acting in concert acquires or controls more than 50 per cent of voting rights, whether obtained by ownership of share capital, the holding of voting rights or pursuant to the terms of a shareholders’ agreement. In certain cases, gaining the power to appoint or remove all, or the majority, of the directors or other equivalent officers of the company or to give directions with respect to the operating and financial policies of the company with which the directors or equivalent officers of the company are obliged to comply are also considered a change of control.

•                  Credit rating

Certain loan agreements with the EIB, totalling Euro 183 million as at 31 December 2010, stated that Portugal Telecom may be asked to present a guarantee acceptable by the EIB if, at any time, the long-term credit rating assigned by the rating agencies to Portugal Telecom is reduced from the rating assigned by the time the clause was included (BBB- by S&P, Baa2 by Moody’s and BBB by Fitch). Current credit ratings are BBB by S&P, Baa2 by Moody’s and BBB by Fitch. In addition, the pricing conditions applicable to the commercial paper programs may be revised in case the credit rating assigned to Portugal Telecom is changed.

•                  Control/disposal of subsidiaries

Certain credit facilities and commercial paper programs in the total amount of Euro 615 million state that Portugal Telecom must, directly or indirectly, maintain majority ownership and control of each material subsidiary. Material subsidiaries are those companies whose total assets are equal or exceed 10% of total consolidated assets or whose total revenues are also equal or exceed 10% of total consolidated revenues.

•                  Disposal of assets

Credit facilities totalling Euro 150 million and the EIB loans totalling Euro 565 million as at 31 December 2010 include certain restrictions regarding the disposal of assets by Portugal Telecom.

•                  Financial ratios

Certain credit facilities, loans and the commercial paper program totalling Euro 815 million require that the ratio Consolidated Net Debt/EBITDA should not be higher than 3.5. Other credit facilities totalling Euro 200 million require that the ratio Consolidated Net Debt/EBITDA should not be higher than 4.0. In addition, the pricing conditions applicable to certain facilities and the commercial paper program in the total amount of Euro 1,115 million may be changed depending on the ratio Consolidated Net Debt/EBITDA. Finally, certain loan agreements with the EIB, totalling Euro 49 million as at 31 December 2010, state that Portugal Telecom may be asked to present a guarantee acceptable by the EIB if the ratio Consolidated Net Debt/EBITDA, as defined in the agreements, is higher than 3.5.

•                  Negative Pledge

The Euro Medium Term Notes, the exchangeable bonds, the revolving credit facilities, the loan obtained in 2010 amounting to Euro 50 million and one of the commercial paper programmes are subject to negative pledge clauses, which restrict the pledge of security interests in the assets of companies included in the consolidation.

Regarding the disposal of the 50% stake in Brasilcel, Portugal Telecom obtained a waiver from a financial institution stating that it did not object to the disposal of this investment

The penalties applicable in the event of default in any of these covenants are generally the early payment of the loans obtained or the termination of available credit facilities. As at 31 December 2010, the Company had fully complied with the covenants mentioned above.

17.          Suppliers

The detail of this caption as at 31 December 2010 and 2009 is as follows:

Euro

	2010	2009
Trade suppliers	1,229,056	2,050,089
Invoices in conference	226,707	226,774
Fixed asset suppliers	—	905
	1,455,763	2,277,768

18.          Accrued expenses

The detail of this caption as at 31 December 2010 and 2009 is as follows:

Euro

	2010	2009
Interest and other financial expenses payable	20,958,563	15,328,537
Charges for vacations,vacation subsidies and other payroll costs	7,643,131	8,628,976
Supplies and external services	357,127	917,641
Specialized work	112,251	264,746
Other (a)	21,046,827	14,976,863
	50,117,899	40,116,763

(a)          This caption includes the contributions payable to Páginas Amarelas amounting to Euro 8,518,621 in 2010 and Euro 8,493,648 in 2009 (Note 24) under the shareholders agreement of this associated company.

19.          Equity in earnings of affiliated companies

The detail of this caption as at 31 December 2010 and 2009 is as follows:

Euro

	2010	2009
Gains and losses in affiliated companies
Gains	3,315,752,004	760,982,319
Losses	(12,668,256)	(3,756,438)
Gains and losses on the disposal of affiliated companies
Gains	150,000	14,174,982
Losses	(13,020)	—
Recognition of deferred capital gains (Notes 10 and 13)	1,968,377,000	7,462,770
	5,271,597,728	778,863,633

In 2010 and 2009, gains and losses in affiliated companies, resulting from the application of the equity method of accounting (Notes 7 and 15), were recognized as follows:

Euro

	2010	2009
Financial investments (Note 7)
PT Portugal	3,072,275,871	595,158,362
Africatel Holding BV	101,595,323	54,934,850
PT Participações	20,831,157	14,033,443
PTI Finance BV	15,205,381	530,452
UOL	10,431,091	8,103,003
PT II	6,123,755	(2,327,551)
PT Centro Corporativo	1,798,594	2,037,485
Páginas Amarelas	846,336	1,458,649
PT Brasil	631,938	6,705,623
PT Prime Tradecom	113,176	(103,227)
Sportinvest Multimédia	(8,181,581)	(256,337)
PT Imobiliária	(1,415,397)	(1,369,249)
Previsão	(829,754)	51,196
PT Compras	(45,342)	2,874,819
PT Ventures (a)	—	21,794,376
PT Inovação (a)	—	10,452,811
PT Sales (a)	—	(3,393)
	3,219,380,548	714,075,312
Provision for negative financial investments (Note 15)
SGPICE	1,055,024	168,058
PT Ásia	—	598,133
	1,055,024	766,191
Losses on investments in associated companies (Notes 7 and 10)	(2,196,182)	—
Gain resulting from the tax consolidation regime (Notes 10 and 11) (b)	84,844,358	42,384,378
	3,303,083,748	757,225,881

(a)          Portugal Telecom applied the equity method of accounting to the earnings of these affiliated companies up to the date they were sold to PT Portugal, which has applied the equity method as from that date until the end of the year ended 31 December 2009.

(b)         This amount reflects the deduction by the Company of the tax losses from affiliated companies included in Portugal Telecom’s tax consolidation perimeter (Note 3).

In 2010, the caption “Gains on the disposal of the affiliated companies”, amounting Euro 150,000, corresponds to the amount received from Telefónica in connection with the disposal of an share of Brasilcel held by the Company. In 2009, this caption includes an amount of Euro 13,647,630 (Note 13) related to a gain obtained in connection with the disposal of PT Ventures to Africatel.

20.          Supplies and external services

The detail of this caption as at 31 December 2010 and 2009 is as follows:

Euro

	2010	2009
Support services	2,304,508	1,731,258
Specialized work	2,232,878	1,439,494
Insurance	574,621	572,234
Rentals	357,151	333,215
Travelling	325,565	303,875
Other	5,586,432	1,310,924
	11,381,155	5,691,000

21.          Wages and salaries

The detail of this caption as at 31 December 2010 and 2009 is as follows:

Euro

	2010	2009
Remunerations:
Board members	6,761,445	12,415,770
Employees	828,214	1,478,417
Social Security charges:
Board members	183,098	211,793
Employees	101,734	125,194
Other	70,127	186,720
	7,944,618	14,417,894

22.          Increases/(reductions) in fair value

This caption reflects the change in fair value of derivative financial instruments entered into by the Company and has the following composition in 2010 and 2009:

Euro

	2010	2009
Interest rate swaps (Note 9)	949,947	334,106
Currency swaps with exchange and interest rate components (Note 9)	230,729	—
Currency swap with exchange and interest rate components (a)	—	5,690,132
	1,180,676	6,024,238

(a)          This caption is related to an exchange rate derivative financial instrument entered into in previous years and corresponds to the change in its fair value between 31 December 2008 (negative amount of Euro 43.3 million) and 7 April 2009 (negative amount of Euro 37.6 million), date on which this financial instrument was settled at its fair value (Note 4).

23.          Other income and gains

The detail of this caption as at 31 December 2010 and 2009 is as follows:

Euro

	2010	2009
Interest income	2,141,618	3,030,190
Favourable exchange rate differences	1,320,165	315,014
Other	22,863	611,044
	3,484,646	3,956,248

24.          Other expenses and losses

This caption includes primarily: (1) contributions payable to Páginas Amarelas amounting to Euro 8,518,621 in 2010 and Euro 8,493,648 in 2009  (Note 18) under the shareholders agreement of this associated company, which states that its shareholders, including Portugal Telecom, have the obligation to make these contributions in order the guarantee certain pre-established profitability ratios; and (2) a extraordinary bonus paid in December 2010 to all employees of the Group amounting to Euro 14 million, which is primarily related to the successful completion of the disposal of the financial investment in Brasilcel.

25.          Depreciation and amortisation ((expenses)/reversals)

The detail of this caption as at 31 December 2010 and 2009 is as follows:

Euro

	2010	2009
Tangible fixed assets (Note 6)	(271,044)	(326,480)
Intangible assets	—	(18,747)
	(271,044)	(345,227)

26.          Interest and related income/expenses

The detail of this caption as at 31 December 2010 and 2009 is as follows:

Euro

	2010	2009
Interest and related income
Interest income (a)	75,539,615	70,589,826
Favourable exchange rate differences (b)	24,341,874	2,638,367
Earnings equity investment (Note 4)	97,642	16,015
Other	—	902,266
	99,979,131	74,146,474
Interest and related expenses
Interest expense (a)	(203,760,544)	(174,476,443)
Bank commissions and expenses	(8,096,190)	(8,761,227)
Unfavourable exchange rate differences	(325,200)	(2,606,994)
Finance leases	(12,025)	(17,507)
Other	(1,836,136)	(2,607,755)
	(214,030,095)	(188,469,926)

(a) The detail of interest income and interest expenses in 2010 and 2009 is as follows:

Euro

	2010	2009
Interest income
Intragroup loans	56,998,615	60,204,160
Short-term investments	18,531,702	9,870,420
Bank deposits	9,298	515,246
	75,539,615	70,589,826
Interest expense
Bank loans	(164,706,825)	(135,307,190)
Bonds	(38,954,538)	(38,660,578)
Intragroup loans	(99,181)	(74,312)
Other	—	(434,363)
	(203,760,544)	(174,476,443)

(b)  In 2010, this caption includes an amount of Euro 24,080,096 (Note 8) related to translation adjustments in the loan granted to Africatel, since was denominated into U.S. Dollar during 2010.

27.          Earnings per share

Earnings per share for the years 2010 and 2009 were computed as follows:

Euro

	2010	2009
Net income	5,124,694,888	644,363,246
Interest from exchangeable bonds (net of tax)	28,631,585	28,415,525
Diluted net income	5,153,326,473	672,778,771
Weighed average number of shares outstanding	896,512,500	896,512,500
Effect ot the exchangeable bonds	64,655,173	64,655,173
Weighted average common shares outstanding, diluted	961,167,673	961,167,673
Basic earnings per share	5.72	0.72
Diluted earnings per share	5.36	0.70

Dilutive effects in 2010 and 2009 are related to the impact of the exchangeable bonds issued by the Company in 2008 (Note 16).

28.                               Guarantees and other financial commitments

As at 31 December 2010 and 2009, the Company had presented guarantees and comfort letters to third parties, as follows:

Euro

	2010	2009
Guarantees in favour of courts	378,380	378,380
Bank guarantees in favor of other entities:
Tax authorities	235,238,181	79,089,504
Total guarantees	235,616,561	79,467,884

Comfort letters given to other entities:
Other guarantees to the Lisbon Tax Authorities	28,492,845	30,813,104
Guarantee (provided by PT SGPS) on the promissory note provided by PT Brasil to BES	—	11,696,515
Other	342,877	35,928
Total comfort letters	28,835,722	42,545,547

Other commitments:
Sportinvest	30,023,168	30,023,168
	30,023,168	30,023,168

As at 31 December 2010, bank guarantees granted to third part included:

•                  Bank guarantee given to the Labour Court of Cascais, related to a lawsuit amounting to Euro 378,380;

•                  Bank guarantee given to the Tax Authorities, corresponding to additional tax assessments amounting to Euro 235,155,840 (Note 15), related to income taxes of the years 2004 to 2007.

As at 31 December 2010, other guarantees granted to tax authorities included:

•                  Guarantee given to the Tax Authorities in favour of Companhia Portuguesa Rádio Marconi, S.A., now incorporated in PT Comunicações, related to additional income taxes assessments amounting to Euro 16,500,043;

•                  Guarantee given to the Tax Authorities in favour of PT Comunicações, related to an additional assessments of value added tax of the year 2000 amounting to Euro 1,084,093;

•                  Guarantee given to the Tax Authorities in favour of PT Comunicações, corresponding to additional assessments amounting to Euro 816,680, related to the value added tax of the year 2001, and Euro 996,940, related to income taxes of the year 2002;

•                  Guarantee given to the Tax Authorities in favour of PT Comunicações, corresponding to additional assessments amounting to Euro 222,289, related to income taxes of the year 2003, and Euro 2,179,095, related to the value added tax of the year 2003;

•                  Guarantee given to the Tax Authorities in favour of PT Comunicações, corresponding to additional assessments amounting to Euro 1,175,787 and Euro 3,172,887, related to the value added tax of the years 2002 and 2004, respectively;

•                  Guarantee given to the Tax Authorities in favour of PT Comunicações, corresponding to an additional assessments amounting to Euro 2,345,032, related to income taxes of the year 2004;

•                  Guarantee given to the Labour Court of Lisbon in favour of PT Comunicações, related to a lawsuit amounting Euro 318,686.

29.                               Events occurred after the balance sheet date

The financial statements for the year ended 31 December 2010 were approved by the Board of Directors and authorized for issuance on 24 March 2011, but are still subject to General Shareholders Meeting approval, under the terms of Portuguese law.

On 26 January 2011, Portugal Telecom signed the definitive purchase, subscription and shareholders agreements with Oi and its controlling shareholders. With the signing of these agreements in connection with this strategic investment, Portugal Telecom will continue to benefit from scale and geographic diversification in high-growth markets. The key transaction terms have been maintained in accordance with the strategic nature of this investment: (1) minimum direct and indirect economic stake in Oi of 22.38%; (2) cash disbursement of R$ 8.32 billion (approximately Euro 3.75 million at the exchange rate prevailing as at 31 December 2010) and a maximum EV/LTM EBITDA multiple of 6.3x, and (3) significant corporate governance rights to be attributed to Portugal Telecom, resulting in the proportional consolidation of its direct and indirect stake in Telemar Participações (25.6%). These agreements were reached following the Memorandum of Understanding entered into, on 28 July 2010, by Portugal Telecom together with Andrade Gutierrez Participações, S.A. and LF Tel, S.A., two of the main shareholders of Telemar Participações, S.A., which set the principles for the development of a strategic partnership between Portugal Telecom and Oi Group, the leading provider of telecommunication services in the Brazilian market and the largest fixed telecommunications operator in South America in terms of active clients.

Additionally, CTX Participações SA, Contax controlling shareholder, intends to incorporate Dedic/GPTI through the merger of both contact centres, IT and BPO operations. This integration will: (1) allow the generation of substantial synergies, thus benefiting all shareholders of Dedic/GPTI and Contax, and (2) allow Portugal Telecom to crystallise the value of Dedic/GPTI. Contax is one of the leading corporate services company and the leader in contact centre services in Brazil.

On 27 January 2011, Portugal Telecom completed the disposal to a third party of Portugal Telecom’s 28.78% stake in UOL for a total amount of R$ 356 million, equivalent to a price of 10.3 Brazilian Reais per share.

On 8 February 2011, Portugal Telecom issued a Euro 600 million Eurobond, with a maturity of 5 years, through its wholly-owned subsidiary PT International Finance BV. The coupon of this issue is 5.625%, with a reoffer level of 295bp over the mid swap rate.

On 23 March 2011, Portugal Telecom secured a new credit facility amounting to Euro 900 million. This facility will mature in March 2014.

Qualified Holdings

Pursuant to the terms of subparagraph b) of no. 1 of article 8 of Regulation no. 5/2008; Portuguese Securities Market Commission (Comissão do Mercado de Valores Mobiliários or “CMVM”), PT provides the following information regarding qualified holdings (held by third parties) in PT’s share capital as communicated to PT by reference to 31 December 2010 or to the dates mentioned below:

•                  On 25 November 2010, PT announced that the Capital Research and Management Company held a qualified holding corresponding to a total of 90,421,315 ordinary shares representing 10.0859% of the share capital and voting rights in PT.

PT further disclosed that the shares reported in this disclosure were owned by mutual funds under the discretionary management of the Capital Research and Management Company.

•                  On 31 December 2010, Banco Espírito Santo, S.A. (“BES”) held a qualified holding corresponding to 9.95% of the share capital and voting rights in PT. BES’ holding in PT, calculated in accordance with article 20 of the Portuguese Securities Code (“CVM”), is set out in the following table:

Entities	No. of shares
BES	4,218
Companies in a control or group relationship with BES	89,114,747
Members of the corporate bodies of BES	55,451
Total	89,174,416

On 28 January 2011, PT further disclosed that BES held a qualified holding corresponding to a total of 89,924,416 ordinary shares representing 10.03% of PT’s share capital and corresponding voting rights.

•                  On 8 June 2010, PT announced that RS Holding, SGPS, S.A. (“RS Holding”) held a total of 60,698,090 PT shares, corresponding to 6.77% of the share capital and voting rights in PT, as set out in the following table:

Entities	No. of shares
Insight Strategic Investments, SGPS, S.A.	37,804,969
Ongoing Strategy Investments, SGPS, S.A.	22,600,000
Investoffice — Investimentos e Consultoria Financeira, S.A.	281,931
Nuno Vasconcellos	11,190
Total	60,698,090

RS Holding further informed that the abovementioned qualified holding continued to be attributed to Isabel Maria Alves Rocha dos Santos, as holder of 99.9% of RS Holding’s share capital and corresponding voting rights.

•                  On 31 December 2010, Caixa Geral de Depósitos Group (“Group CGD”) held a qualified holding corresponding to 6.26% of the share capital and voting rights in PT. Group CGD’s holding in PT, calculated in accordance with article 20 of the CVM, is set out in the following table:

Entities	No. of shares
Caixa Geral de Depósitos	54,836,752
Parcaixa, SGPS, S.A.	128,485
Companhia de Seguros Fidelidade - Mundial, S.A.	655,028
Império Bonança - Companhia de Seguros, S.A.	18,065
Fundo de Pensões da CGD	520,635
Total	56,158,965

•                  On 3 December 2010, PT announced that The Income Fund of America, Inc. (“IFA”) held a qualified holding corresponding to a total of 45,091,419 ordinary shares representing 5.03% of PT’s share capital and corresponding voting rights.

PT further disclosed that IFA granted proxy voting authority to the Capital Research and Management Company, its investment adviser.

•                  On 31 December 2010, Brandes Investments Partners, L.P. (“Brandes”) held, on behalf of its clients, a total of 46,953,365 shares (of which 13,920,222 shares were owned through American Depositary Receipts, each representing one ordinary share, and the remaining 33,033,143 consisted of ordinary shares), representing 5.24% of PT’s share capital, being authorised to exercise voting rights over a total of 36,877,613 shares (of which 9,352,630 shares were held through ADRs and the remaining 27,524,983 consisted of ordinary shares), representing 4.11% of the share capital and voting rights in PT.

•                  On 24 November 2010, PT announced that Norges Bank held a qualified holding corresponding to a total of 44,324,863 PT shares representing 4.94% of the share capital and voting rights in PT.

•                  On 22 December 2010, PT announced that TPG-Axon Capital Management, LP held a qualified holding corresponding to a total of 37,929,088 ordinary shares representing 4.23% of the share capital and voting rights in PT. It was also announced that TPG-Axon Capital Management, LP held a long position on a total of 43,929,088 shares (corresponding to the above mentioned qualified holding and call options on 6,000,000 PT shares) representing 4.90% of PT’s share capital and corresponding voting rights.

PT further disclosed that Mr. Dinakar Singh, an individual resident in New York, New York, United States of America, was in a control relationship with TPG-Axon Capital Management, LP.

On 10 March 2011, PT disclosed that TPG-Axon Capital Management, LP became lower than the 2% applicable threshold for disclosure of qualified holdings.

•                  On 24 November 2010, PT announced that Barclays Plc held directly and indirectly 26,373,929 PT ordinary shares, representing 2.94% of the share capital and voting rights in PT. Barclays Plc’s holding in PT, calculated in accordance with article 20 of the CVM, is set out in the following table:

Entities	No. of shares
Barclays Bank Plc	19,764
Palomino Ltd	60,215
Barclays Capital Inc	1,445,552
Barclays Capital Securities Ltd	24,582,888
Barclays Wealth Managers Portugal — SGFIM S.A.	265,510
Total	26,373,929

On 12 January 2011, PT disclosed that Barclays Plc held directly and indirectly 21,479,305 ordinary shares representing 2.40% of PT’s share capital and corresponding voting rights.

•                  On 31 December 2010, Grupo Visabeira SGPS, S.A. (“Visabeira Group”, company 83.52% owned by Mr. Fernando Campos Nunes) held a total of 11,523,213 PT shares, corresponding to 1.02% of the share capital and voting rights in PT. In addition, Visabeira Investimentos Financeiros, SGPS, S.A. (company 100% owned by Visabeira Estudos e

Investimentos, S.A., which was 100% owned by Visabeira Serviços, SGPS, S.A., which in turn was 100% owned by the Visabeira Group) held a total of 12,119,672 shares, corresponding to 1.35% of the share capital and voting rights in PT. In global terms, the qualified holding of Visabeira Group, and the respective majority shareholder, in PT totalled 23,642,885 PT shares, corresponding to 2.64% of PT’s share capital and voting rights.

•                  On 22 December 2010, PT announced that Deutsche Bank AG (“DB AG”) held a qualified holding and a long position corresponding to 22,014,272 PT ordinary shares, representing 2.46% of the share capital and voting rights in PT. DB AG’s holding and long position on PT, calculated in accordance with article 20 of the CVM, is set out in the following table:

Entities	No. of shares
DB AG	15,211,472
Deutsche Asset Management Investmentgesellschaft mBH	138,333
Deutsche Asset Management (Japan) Limited	4,732
Deutsche Investment Management Americas Inc	130,429
DWS Investment GmbH	5,883,260
DWS Investment SA, Luxembourg	563,289
Frankfurt-Trust Investment-Gesellshaft mBH	82,757
Total	22,014,272

On 7 January 2011, PT further disclosed that DB AG’s holding and long position on PT became lower than the 2% applicable thresholds for disclosure of qualified holdings and long positions.

•                  On 10 December 2009, PT announced that BlackRock Inc. held indirectly a total of 21,025,118 ordinary shares representing 2.35% of PT’s share capital and corresponding voting rights. According to the information received from BlackRock, Inc., the above mentioned shares and voting rights were held through BlackRock Investment Management (UK) Limited.

•                  On 3 February 2010, PT announced that Controlinveste International Finance, S.A. held a total of 20,419,325 PT shares, corresponding to 2.28% of the share capital and voting rights in PT.

PT further informed that Controlinveste International Finance, S.A. was fully owned by Controlinveste International, S.à.r.l., which was owned by Controlinveste Comunicações,

SGPS, S.A. and Olivedesportos — Publicidade, Televisão e Media, S.A., and that Controlinveste Comunicações, SGPS, S.A. was fully owned by Olivedesportos — Publicidade, Televisão e Media, S.A., which, in turn, was fully owned by Sportinveste, SGPS, S.A. This latter company was fully owned by Controlinveste, SGPS, S.A., which, in turn, was fully owned by Mr. Joaquim Francisco Alves Ferreira de Oliveira. Pursuant to no.1 of article 20 of the CVM, the voting rights corresponding to the above mentioned 20,419,325 PT shares representing 2.28% of PT’s share capital continued to be attributed to Mr. Joaquim Francisco Alves Ferreira de Oliveira.

•                  On 29 December 2010, PT announced that The Royal Bank of Scotland Group Plc (“RBS”) held a total of 19,720,324 ordinary shares representing 2.20% of the share capital and voting rights in PT.

PT further disclosed that such holding was directly held by The Royal Bank of Scotland, N.V., which was controlled by RBS Holdings, N.V., which, in turn, was controlled by RFS Holdings B.V.. This latter entity was a subsidiary of RBS.

On 7 January 2011, PT disclosed that RBS’ holding became lower than the 2% applicable threshold for disclosure of qualified holdings.

•                  On 24 June 2010, PT announced that Telefónica, S.A. held directly a total of 18,122,661 PT shares representing 2.02% of the share capital and voting rights in PT.

This qualified holding was notified by Telefónica to PT on 23 June 2010. Subsequently, on 28 June 2010, CMVM announced to the market a draft decision of its Management Board according to which the voting rights pertaining to the shares subject to equity swap contracts should continue to be attributed to Telefónica. To date, the CMVM did not disclose any final decision nor did Telefónica communicate to PT any change or correction as regards that qualified holding.

•                  On 11 October 2010, PT announced that the Europacific Growth Fund (“EUPAC”) held a qualified holding corresponding to a total of 18,061,608 ordinary shares representing 2.01% of PT’s share capital and corresponding voting rights.

PT further disclosed that EUPAC granted proxy voting authority to the Capital Research and Management Company, its investment adviser.

•                  On 17 August 2010, PT announced that UBS AG held a total of 17,961,777 ordinary shares representing 2.00% of PT’s share capital and corresponding voting rights, which is attributed to UBS AG through the following entities:

Entities	No. of shares
UBS AG	4,954,21
UBS AG em nome de diversos dos seus clientes	10,792,509
CCR Asset Management	450,692
UBS Financial Services Inc	460,158
UBS Fund Management (Switzerland) AG	322,521
UBS Fund Services (Luxembourg) SA	651,415
UBS Global Asset Management (Americas) Inc	1,160
UBS Global Asset Management (Canada) Co	719
UBS Global Asset Management (Deutschland) GmbH	33,517
UBS Global Asset Management (UK) Ltd	150,189
UBS Global Asset Management Life Ltd	139,684
UBS Securities LLC	5,003
Total	17,961,777

•                  Additionally, on 15 March 2011, PT disclosed that Telemar Norte Leste SA (“TMAR”), which on 31 December 2010 did not hold any qualified holding in PT, came to hold 26,895,360 ordinary shares representing 3.00% of PT’s share capital and corresponding voting rights. TMAR is directly controlled by Tele Norte Leste Participações S.A. (“TNL”) which is directly controlled by Telemar Participações S.A.. Telemar Participações S.A. is jointly controlled by the following entities: AG Telecom Participações S.A., L.F. Tel S.A., Luxemburgo Participações S.A., Fundação Atlântico de Seguridade Social, BNDES Participações S.A. - BNDESPar, Caixa de Previdência dos Funcionários do Banco do Brasil - PREVI, Fundação dos Economiários Federais - FUNCEF e Fundação Petrobrás de Seguridade Social - PETROS.

List of the holdings pursuant to the terms of article 447 of the Portuguese Commercial Companies Code

I. Number of shares and bonds issued by PT and by companies that are in a controlling or group relationship with PT which are held by members of the Board of Directors or by the Statutory Auditor of PT, as at 31 December 2010:

Board of Directors (including the members of the Audit Committee)

Henrique Granadeiro owns 150 PT shares.

Zeinal Bava owns 63,161 PT shares.

Luís Pacheco de Melo owns 45 PT shares.

Carlos Alves Duarte owns 40 PT shares.

Manuel Rosa da Silva owns 90 PT shares.

Shakhaf Wine does not own any shares or bonds issued by PT or by other companies in a controlling or group relationship with PT.

Francisco Manuel Marques Bandeira owns 483 PT shares. Francisco Manuel Marques Bandeira is a board member of CGD, which owns a qualified position of 56,158,965 shares of PT, corresponding to 6.26% of PT’s share capital and voting rights.

José Guilherme Xavier de Basto does not own any shares or bonds issued by PT or by other companies in a controlling or group relationship with PT.

João Manuel de Mello Franco owns 12,986 PT shares. His spouse owns 322 PT shares.

Joaquim Aníbal Brito Freixial de Goes owns 2,437 PT shares. Joaquim Aníbal Brito Freixial de Goes is a board member of BES, which owns a qualified position of 89,174,416 shares of PT, corresponding to 9.95% of PT’s share capital and voting rights.

Mário João de Matos Gomes does not own any shares or bonds issued by PT or by other companies in a controlling or group relationship with PT.

Gerald Stephen McGowan does not own any shares or bonds issued by PT or by other companies in a controlling or group relationship with PT.

Rafael Luís Mora Funes does not own any shares or bonds issued by PT or by other companies in a controlling or group relationship. His spouse owns 501 PT shares. Rafael Luís Mora Funes is a board member of Ongoing, which owns a qualified position of 60,698,090 shares of PT, corresponding to 6.77% of PT’s share capital and voting rights.

Maria Helena Nazaré does not own any shares or bonds issued by PT or by other companies in a controlling or group relationship with PT.

Amílcar Carlos Ferreira de Morais Pires owns 2,146 PT shares. Amílcar Carlos Ferreira de Morais Pires is a board member of BES, which owns a qualified position of 89,174,416 shares of PT, corresponding to 9.95% of PT’s share capital and voting rights.

Francisco Teixeira Pereira Soares does not own any shares or bonds issued by PT or by other companies in a controlling or group relationship with PT.

Jorge Humberto Correia Tomé does not own any shares or bonds issued by PT or by other companies in a controlling or group relationship. Jorge Humberto Correia Tomé is a board member of CGD, which owns a qualified position of 56,158,965 shares of PT, corresponding to 6.26% of PT’s share capital and voting rights.

Paulo José Lopes Varela owns 7,134 PT shares. Paulo José Lopes Varela is a board member of Visabeira Group, which owns a qualified position of 22,642,885 shares of PT, corresponding to 2.64% of PT’s share capital and voting rights.

Milton Almicar Silva Vargas does not own any shares or bonds issued by PT or by other companies in a controlling or group relationship with PT.

Nuno de Almeida e Vasconcellos owns 11,190 PT shares. Nuno de Almeida e Vasconcellos is the Chairman of the Board of Directors of Ongoing, which owns a qualified position of 60,698,090 shares of PT, corresponding to 6.77% of PT’s share capital and voting rights.

Statutory Auditor

Pedro Matos Silva, Statutory Auditor, does not own any shares or bonds issued by PT or by other companies in a controlling or group relationship with PT.

II. Transactions of shares and bonds issued by PT and by companies that are in a controlling or group relationship with PT, entered into by members of the Board of Directors or by the Statutory Auditor of PT:

Pursuant to the terms of article 248-B of the Portuguese Securities Code and article 14, paragraph 7 of CMVM Regulation no. 5/2008, PT provides the following information regarding the acquisitions, encumbrances or disposals of shares or bonds issued by PT or by companies in a controlling or group relationship with PT carried out in 2010 by the members of the management and supervisory bodies of PT (and of other entities mentioned in article 447 of the Portuguese Companies Code):

•                  PT informs that it was notified by Banco Espírito Santo, S.A. (“BES”), of the following transactions on PT shares executed by Avistar, SGPS, S.A., a company wholly owned by BES:

Date	Transaction	Location	No. of shares	Average Price
23-04-2010	Acquisition	Regulated Market	665,315	8.21
26-04-2010	Acquisition	Regulated Market	1,000,000	8.09
30-04-2010	Acquisition	Regulated Market	49,242	7.65
03-05-2010	Acquisition	Regulated Market	126,836	7.64
05-05-2010	Acquisition	Regulated Market	280,000	7.27
06-05-2010	Acquisition	Regulated Market	220,000	7.22
10-05-2010	Acquisition	Regulated Market	1,268,095	7.44
04-06-2010	Acquisition	Regulated Market	1,000,000	8.52
30-06-2010	Sell	Regulated Market	1,000,000	7.79
20-09-2010	Sell	Regulated Market	1,000,000	9.5
21-09-2010	Sell	Regulated Market	1,000,000	9.55
22-09-2010	Sell	Regulated Market	1,500,000	9.63
23-09-2010	Sell	Regulated Market	300,000	9.65
27-09-2010	Sell	Regulated Market	314,273	9.62
27-09-2010	Sell	Regulated Market	1,000,000	9.63
28-09-2010	Sell	Regulated Market	1,000,000	9.6
29-09-2010	Sell	Regulated Market	1,153,292	9.63
14-10-2010	Acquisition	Regulated Market	1,000,000	10.22
20-10-2010	Sell	Regulated Market	950,000	10.13
20-10-2010	Sell	Regulated Market	2,000,000	10.1
21-10-2010	Sell	Regulated Market	1,000,000	10.25
21-10-2010	Acquisition	Regulated Market	1,000,000	10.2
25-10-2010	Acquisition	Regulated Market	2,087,297	10.35
03-11-2010	Acquisition	Regulated Market	5,106,041	10.73
17-11-2010	Sell	Regulated Market	500,000	9.75
17-11-2010	Acquisition	Regulated Market	475,000	9.95
17-11-2010	Acquisition	Regulated Market	16,000	9.94
19-11-2010	Acquisition	Regulated Market	9,333,000	10.12
22-11-2010	Acquisition	Regulated Market	200,000	10.23
22-11-2010	Acquisition	Regulated Market	1,400,000	10.18
23-11-2010	Acquisition	Regulated Market	5,300,000	10.11
24-11-2010	Acquisition	Regulated Market	963,809	10.06
25-11-2010	Acquisition	Regulated Market	1,981,713	10.04
26-11-2010	Acquisition	Regulated Market	2,514,868	9.99

Additionally, BES informed that Avistar is an entity closely related to the management of PT, as one of its directors is also director of PT.

Report and opinion of the audit committee

Translation of the original version issued in the Portuguese Language

REPORT AND OPINION OF THE AUDIT COMMITTEE
ON THE STANDALONE ANNUAL REPORT AND ACCOUNTS
FOR THE FISCAL YEAR OF 2010

1— Introduction

Under the terms and for the purposes of paragraph g) to Article 423-F of the Portuguese Companies Act and of Article 28 of the Company’s articles of incorporation, the Audit Committee of Portugal Telecom, SGPS, S.A. (“The Company” or “PT SGPS”) hereby presents its report and opinion on the Company’s Standalone Annual Report and Accounts for the year ended December 31, 2010 and the proposal for application of profits presented by the Board of Directors.

The financial statements included in the Standalone Annual Report and Accounts refer to the Company’s activity at an individual level and were prepared in accordance with accounting principles generally accepted in Portugal, as established by the new Portuguese System of Accounting Harmonization. The Company has prepared, in accordance with applicable legislation, consolidated financial statements in accordance with International Financial Reporting Standards as adopted by the European Union, published separately.

2 — Supervisory activities

Within its responsibilities as the Company’s supervisory body, in 2010, the Audit Committee has overseen the management and the evolution of the Company’s businesses and its compliance with the applicable legal, regulatory and accounting rules and pursued various supervisory activities of the quality and integrity of the Company’s financial information preparation and disclosure processes.

In the course of 2010, the Audit Committee issued (a) 10 Preapproval Opinions on Proposals of Related Party Transactions, as defined in Internal Ruling n.° 409CA, dated December 17, 2009, including the opinions on the proposed sale of the PT Group investment in BrasilCel/Vivo and on the proposed transfer of the Company’s Regulated Pension Plans to the Portuguese State, as well as (b) 6 other Opinions and Decisions on various matters submitted by the Company’s Chairman and/or CEO, including the opinion on the compliance of the actions of officers and employees of the Portugal

COMISSÁO DE AUDITORIA	www.telecom.pt

Portugal Telecom, SGPS S.A.

Av. Fontes Pereira de Melo. 40 1069 300 Lisboa Portugal
Tel (+351)21 500 1200 Fax (+351) 21 500 2107

Sociedade Aberta • Número único de matricula e identificação fiscal 503 215 058 • CRC de Lisboa • Capital Social € 26.895.375.00

1

Telecom Group in the context of potential or planned investments in media, particularly in Media Capital, and the decision of consent to the payment to shareholders of an advance on the profits for the year 2010, and yet (c) submitted its response to European Commission Public Consultation on a range of topics related to “Audit Policy: Lessons from the Crisis” (Green Paper).

During the fiscal year, the Audit Committee held periodic meetings with the officers responsible for the preparation of the Company’s Standalone Annual Report and Accounts and of the accounts of relevant subsidiaries, as well as with the Company’s Independent Auditors and the Statutory Auditor, with which discussed the adequacy of the accounting principles and valuation criteria adopted in the closing of the accounts and of the criteria adopted in the preparation of the management report. In addition, the Audit Committee has reviewed the Statutory Auditor’s Opinion and the Independent Auditors’ Report, both referring to the aforementioned standalone financial statements approved by the Board of Directors, which were issued without any qualifications.

The Audit Committee has also supervised the qualifications, independence and work of the Company’s Independent Auditors and Statutory Auditor, as well as of the quality, integrity and effectiveness of the Company’s internal control and risk management systems and of the internal audit function of PT SGPS.

As far as the internal control system is concerned, we highlight that it was certified by the Company’s Independent Auditors in 2010, by reference to the year of 2009, in accordance with the requirements of Section 404 of the Sarbanes-Oxley Act and on the basis of the methodology defined by COSO (Committee of Sponsoring Organizations), and that a similar review is still in course with reference to 31/12/2010.

As provided for in paragraph 5 of Article 420.° of the Portuguese Companies Code, the Audit Committee also verified that the Company’s report on its corporate governance structure and practices includes the elements listed, in Article 245.°-A of the Portuguese Securities Code that are applicable to the PT Group.

The aforementioned supervisory activities will be further detailed in the Audit Committee’s activities report relating to the year of 2010 disclosed in the Company’s website.

2

3 - Opinion on the Standalone Annual Report and Accounts for the fiscal year of 2010 and the related proposal for application of profits

Taking into consideration the above-mentioned, it is the opinion of the Audit Committee that:

1 - The Standalone Annual Report and Accounts for the year ended December 31, 2010, which include the standalone balance sheet, the standalone income statement, the standalone statements of changes in equity and of cash flows and the related notes thereto, for the year then ended, comply with the applicable accounting principles and legal and statutory provisions and give a true and fair view of the assets, liabilities, financial position and results of Portugal Telecom, SGPS, SA, and should be approved by the General Shareholders Meeting of PT SGPS;

2 - The proposal for application of profits presented by the Board of Directors, and included in the Standalone Annual Report, should also be approved by the General Shareholders Meeting of PT SGPS.

Lisbon, March 25, 2011

THE CHAIRMAN OF THE AUDIT COMMITTEE

/s/ Joăo Manuel de Mello Franco
(Joăo Manuel de Mello Franco)

THE MEMBERS

/s/ José Guilherme Xavier de Basto		/s/ Mário Joāo de Matos Gomes
(José Guilherme Xavier de Basto)		(Mário Joāo de Matos Gomes)

3

Statutory auditor’s report

STATUTORY AUDITORS’ OPINION ON THE STAND ALONE FINANCIAL STATEMENTS

INTRODUCTION

1.  We have examined the stand alone financial statements of Portugal Telecom, SGPS, S.A. (“Company”) for the fiscal year 2010, comprising the balance sheet as of December 31, 2010 (which reflect total assets of 12.755.532.313 Euros and a total equity of 4.277.693.825 Euros, including a net income for the year of 5,124.694.888 Euros), and the income statement, the statement of changes in shareholders’ equity, the statement of cash flows and the notes to the financial statements for the year then ended. These financial statements relate to the standing alone activity of the Company and have been prepared in accordance with accounting principles generally accepted in Portugal.

RESPONSIBILITIES

2.  The Board of Directors is responsible for the preparation of stand alone financial statements which present a true and fair view of the stand alone state of affairs, results of operations, changes in shareholders equity’ and cash flows of the Company, for the adoption of adequate accounting policies and criteria and for the maintenance of an appropriate system of internal control, as well as for the disclosure of any relevant facts that have influenced its operations, financial position, changes in shareholders’ equity and results of operations.

3.  It is our responsibility to report our independent professional opinion, based on our audit of such financial statements.

SCOPE

4.  Our examination was made in accordance with generally accepted Portuguese Statutory Auditing Standards, which require our audit to be planned and performed in order to provide reasonable assurance that the stand alone financial statements are free from material misstatements. Therefore, our audit included examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements, and assessment or the significant estimates, which were based on judgements and criteria defined by the Board of Directors, used in the preparation of the financial statements, assessment of the adequacy of the accounting policies adopted and related disclosures, in the circumstances, examination of the adequacy of the going concern basis of preparation of the financial statements, and evaluation of the overall adequacy of the presentation of the financial statements.

5.  Our examination also included the checking that the financial information included in the stand alone Report of the Board of Directors is in agreement with the stand alone financial statements, as well as of the matters mentioned in paragraphs 4. and 5. of article 451° of the Portuguese Commercial Companies Code.

Sócios: Pedro Matos Silva, António Pires Caiada, João Paulo Ferreira, Luísa Maria Rebordão

R. Machado de Castro, 76, 4° Dto	3000-320 Coimbra	Telf.: 239 836 532	Fax: 239 836 937	E-mail: ms.sroc.co@mail.telepac.pt

R. Luciano Cordeiro, 113, 6° Esq	1150-214 Lisboa	Telf.: 213 522 176	Fax: 213 521 924	E-mail: ms.sroc.lx@netcado.pt

Capital social: 7 500 Euros - Conitribuinte n° 501 801 804 – Inscrição na O.R.O.C, corn o n° 44

Inscrição no Registo de Auditores da Comissão do Mercado de Valores Mobiliários n° 1054

6.  We consider that the audit that we performed provides a reasonable basis for the expression of our opinion.

OPINION

7.  In our opinion, the stand atone financial statements mentioned above, give a true and fair view, in all material respects, of the stand alone financial condition of Portugal Telecom, SGPS, S.A. as of December 31, 2010, and of its stand atone results of operations, changes in shareholders’ equity and cash flows for the year then ended, in accordance with accounting principles generally accepted in Portugal, which were modified in 2010 as mentioned in paragraph 9. below.

REPORT ON OTHER LEGAL MATTERS

8.  It is also our opinion that the financial information included in the stand alone Report of the Board of Directors is in agreement with the stand alone financial statements and that the Company’s Corporate Governance Report includes the disclosures required by article 245°-A of the Portuguese Securities Code.

EMPHASIS OF MATTER

9.  As mentioned in Note 2. of the notes to the stand alone financial statements, the Company prepared its stand alone financial statements for the year ended December 31, 2010 in accordance with the “Sistema de Normalizaçâo Contabilistica (“SNC”)”, and the related conceptual structure, accounting and financial standards (“NCRF”) and interpretative standards. Until December, 31, 2009, the stand alone financial statements were prepared in accordance with the “Plano Oficial de Contabilidade (“POC”)”.  In the transition process from POC to the NCRF, the Company applied NCRF 3 — Adoption for the first time of NCRF, with the transition date being reported to January, 1, 2009. Therefore, the financial information for the year ended December 31, 2009, previously prepared in accordance with POC, was restated in accordance with NCRF (Note 2.).

Lisbon, March 28, 2011

P. Matos Silva, Garcia Jr., P. Caiado & Associados

Sociedade de Revisores Oficiais de Contas

represented by

/s/ Pedro Matos Silva
Pedro Matos Silva

Sócios: Pedro Matos Silva, António Pires Caiada, João Paulo Ferreira, Luísa Maria Rebordão

Independent auditor’s report

Deloitte & Associados, SROC S.A.

Inscrição na OROC n° 43

Registo na CMVM n° 231

Edificio Atrium Saldanha

Praça Duque de Saldanha, 1 - 6°

1050-094 Lisboa

Portugal

Tel: +(351) 210 427 500

Fax: +(351) 210 427 950

www.deloitte.pt

AUDITORS’ REPORT

SEPARATE FINANCIAL STATEMENTS

(Translation of a report originally issued in Portuguese)

Introduction

1.                    Pursuant to the article 245 of Portuguese Securities Market Code, we hereby present our Auditors’ Report on the financial information contained in the Board of Directors’ Report and the accompanying financial statements of Portugal Telecom, SGPS, S.A. (“the Company”), for the year ended 31 December 2010, which comprise the balance sheet as of 31 December 2010 that presents a total of 12,755,532,313 Euros and shareholders’ equity of 4,277,693,825 Euros (net of a distribution of an advance of 2010 net income, amounting to 875,872,500 Euros), including a net profit of 5,124,694,888 Euros, the statements of income by natures, of changes in shareholders’ equity and of cash flows for the year then ended and the corresponding notes.

Responsibilities

2.                    The Company’s Board of Directors is responsible for: (i) the preparation of financial statements that present a true and fair view of the financial position of the Company, the results of its operations, the changes in shareholders’ equity and its cash flows; (ii) the preparation of historical financial information in accordance with generally accepted accounting principles that is complete, true, timely, clear, objective and licit, as required by the Portuguese Securities Market Code; (iii) the adoption of adequate accounting policies and criteria and the maintenance of an appropriate system of internal control and; (iv) the disclosure of any significant facts that have influenced its operations, financial position or results of operations.

3.                    Our responsibility is to perform an audit of the financial information contained in the accounting documents referred to above, including verifying that, in all material respects, the information is complete, true, timely, clear, objective and licit, as required by the Portuguese Securities Market Code, and to issue a professional and independent report based on our audit.

Scope

4.                    Our audit was performed in accordance with the Auditing Standards (“Normas Tecnicas e as Directrizes de [illegible]”) issued by the Portuguese Institute of Statutory Auditors (“Ordem dos Revisores Oficiais de Contas”), which require that the audit be planned and performed with the objective of obtaining reasonable assurance about whether the financial statements are free of material misstatement. An audit includes verifying, on a sample basis, evidence supporting the amounts and disclosures in the financial statements and assessing the significant estimates, based on judgments and criteria defined by the Board of Directors, used in their preparation. An audit also includes assessing the adequacy of the accounting policies used and their disclosure, taking into consideration the circumstances, verifying the applicability of the going concern concept, assessing the adequacy of the overall presentation of the financial statements and assessing that, in all material respects, the information is complete, true, timely, clear, objective and licit. Our audit also included verifying that the information included in the Board of Directors’ Report is consistent with the financial statements. We believe that our audit provides a reasonable basis for expressing our opinion.

Deloitte refers to one or more of Deloitte Touche Tohmatsu, a Swiss Verein, and its network of member firms, each of which is a legally separate and independent entity. Please see www.deloitte.com/about for a detailed description of the legal structure of Deloitte Touche Tohmatsu and its member firms.

Tipo: Sociedade civil sob a forma comercial | Capital Social: 500,000.00 Euros | Matricula C.R.C. de Lisboa e NIPC: 501 776 311

Sede: Edificio Atrium Saldanha, Praça Duque de Saldanha, 1 - 6°, 1050-094 Lisboa | Porto: Bom Sucesso Trade Center, Praça do Bom Sucesso 61 - 13°, 4150-146 Porto

Member of Deloitte Touche Tohmatsu

Opinion

5.                    In our opinion, the financial statements referred to in paragraph I above, present fairly in all material respects for the purposes explained in paragraph 6 below, the financial position of Portugal Telecom, SGPS, S.A. as of 3l December 2010 and the results of its operations, the changes on its shareholders’ equity and its cash flows for the year then ended, in conformity with generally accepted accounting principles in Portugal, changed in 2010 as explained in paragraph 7 below, and the financial information contained therein is, under the terms of the definitions included in the auditing standards referred to in paragraph 4 above, complete, true, timely, clear, objective and licit.

Emphasis

6.                    The financial statements referred to in paragraph 1 above refer to the Company’s operations on an individual basis and were prepared in conformity with generally accepted accounting principles in Portugal for approval and publication in accordance with current legislation. As explained in Note 3.4) the investments in group and associated companies are recorded by the equity method. The Company prepared. in accordance with current legislation, consolidated financial statements in accordance with the International Financial Reporting Standards (“IFRS”) as adopted by the European Union, for separate approval and publication.

7.                    As disclosed in Note 2 to the financial statements, the Company adopted as of 1 January 2010, the new generally accepted accounting principles for Portugal (“Sistema de Normalizaçâo Contabilistica”), including its conceptual framework, corresponding accounting and financial reporting standards (“NCRF”) and presentation requirements. In the transition process from the previous accounting principles (“POC”) to NCRF, the Company followed the requirements of NCRF 3 - First time adoption of accounting and financial reporting standards, the transition being reported at 1 January 2009. Consequently, financial information for 2009 that had been previously presented in accordance with POC has been restated in accordance with NCRF for comparative purposes (Note 2).

Lisbon, 25 March 2011

/s/ João Luís Falua Costa da Silva
Deloitte & Associados, SROC S.A.
Represented by João Luís Falua Costa da Silva

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 5, 2011

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira
Nuno Vieira
Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.